GEOLOGIC REPORT GL05EXE-1

SUMMARY REPORT
FOR THE GIL GOLD PROPERTY,
FAIRBANKS MINING DISTRICT,
ALASKA

prepared for

Teryl Resources Corp.
#1103-11871 Horseshoe Way
Richmond, BC V7A 5H5
Canada

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

May 4, 2005

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1:	Location map for the Gil project.
Figure 2:	Land status map for the Gil project.
Figure 3:	General geology of the Fairbanks Mining District, Alaska.
Figure 4:	Schematic summary of deposit types in the Fairbanks District.
Figure 5:	Thematic map of soils and geology on the Gil project, 1992 – 2004.
Figure 6:	Plan view of drill holes and geology on the Gil project, 1992 – 2004.

LIST OF TABLES

Table 1: Summary of recommended 2005 work for the Gil project.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF APPENDICES

Appendix 1:	Legal description of the Gil claims.
Appendix 2:	Significant drill intercepts for the Gil project.

AVALON DEVELOPMENT CORPORATION
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SUMMARY

          The Gil project is located in a road-accessible mining district with excellent land status and infrastructure. The project area is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District, and lies in the headwaters of streams that were mined for alluvial gold in the past. The project is hosted in poly-deformed Paleozoic metamorphic rocks intruded by mid-Cretaceous intrusive rocks that are genetically associated with gold mineralization. Favorable host rocks at Gil are predominantly calc-silicate rocks although gold mineralization can be found in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist. Gold is hosted in quartz-rich veins and replacement zones and is associated with anomalous arsenic and bismuth.

          Exploration conducted in the 1990’s identified widespread structurally-controlled gold mineralization at the Main Gil and North Gold prospects. Extensive drilling, sampling, and trenching between 1992 and 2004 defined the extent of gold mineralization in these areas and also developed several other exploration targets. Lode prospects at Gil, principally the Main and North Gil Zones, have been partially tested by 86 core holes totaling 33,354 feet, 327 reverse circulation drill holes, totaling 93,804 feet, and 21 trenches with a combined length of approximately 7,420 feet.

          The majority of the Gil’s total gold resource is contained in the Main Gil calc-silicate unit. This northeast striking, steeply north dipping calc-silicate unit remains open at depth and along strike. Exploration results indicate that lower gold values and/or higher strip ratios may limit the economic viability of additional expansion. The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist. A significant gold anomaly has been outlined mid-way between the Main Gil and North Gil zones and at the intersection zone where the Main Gil and North Gil trends cross. Drilling in these areas has yielded positive results in localized zones and has extended mineralization for over 2,000 feet along strike.

          Gold mineralization along the perimeter of the proposed North Gil pit appears to lack sufficient continuity to justify further expansion. However, anomalous soil samples located to the east and a recently discovered calc-silicate unit located to the north have yet to be been fully tested.

          Significant exploration results have been generated on the Sourdough Ridge prospect. Soil sampling results from these areas appear to have outlined several narrow, northeast trending gold anomalies. The data suggests that these anomalies are due to a series of northeast trending, high-grade quartz veins that outcrop through these areas. Exploration work has traced these anomalies along the surface for up to 600 feet. In localized areas along these trends, steeply dipping quartz veins with significant gold values (0.25 to +1 opt) have been reported in trench and drill results. These veins locally coalesce into potentially mineable zones however the grade

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continuity and extent, both on-strike and down dip, of these mineralized corridors remains uncertain.

          Several other exploration targets have been identified but have not been fully tested. These targets include gold anomalies located along All Gold Ridge, a calc-silicate layer identified north of the North Gil Zone, gold-bismuth-bearing quartz veins on the western Gil project and a gold anomaly outlined to the south of the Main Gil Zone. Additional exploration work will be needed in these areas to determine their potential.

          Canadian National Instrument 43-101 compliant resources and/or reserves currently are being calculated by Kinross Gold but are not available for publication in this report.

          A multi-phase 2005 work program and budget are recommended for the Gil project. Recommended pre-development work includes continued project environmental and permitting studies, mining and site engineering studies and compilation of all project data. Recommended exploration-stage work included detailed airborne electromagnetic and magnetic studies and reverse circulation drilling. All of the above recommendations except for the reverse circulation drilling have been approved by the Gil joint venture at a combined estimated cost of $793,800. Recommended reverse circulation drilling, estimated at $250,000, is under review by the Gil joint venture.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

          The following report was commissioned by Teryl Resources Inc. to complete a summary of the geology and mineralization of Teryl’s Gil gold prospect near Fairbanks, Alaska, (Figure 1) in a format that is compatible with Canadian National Instrument 43-101. Extensive drilling, trenching, and sampling conducted by Fairbanks Gold Mining Inc. (FGMI) and Kinross Gold since 1992 has identified mineralization on which resources estimates have been completed. Avalon Development Corp. was retained in 2003 to act as Teryl’s representative to the Gil project and recommend future exploration programs, if warranted. Prior to its involvement starting in 2003, Avalon worked extensively on the Gil project in 1984 and 1985 but was not involved in any of the work conducted at Gil during the period 1992 to present. This report constitutes a summary of all past work and includes recommended future work programs.

          Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.25) . For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne, “ppb” will refer to parts per billion, and “ppm” will refer to parts per million. The conversion used to convert troy ounces per short ton to grams per metric tonne is 1 troy ounce per short ton is equal to 34.2857 grams per metric tonne.

DISCLAIMER

          The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author by FGMI, Kinross and Teryl for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the author and may or may not reflect the views of Teryl.

PROPERTY DESCRIPTION AND LOCATION

          The Gil gold property is located approximately 19 miles northeast of Fairbanks, Alaska, in the Livengood A-1 1:63,360 quadrangle (Figure 2). The property’s western margin is one mile east of Kinross Gold’s Fort Knox mine, and consists of a 1-2 mile-wide strip of 182 State of Alaska mining claims (7,280 acres) extending about 8 miles to the northeast. The state claims are registered with the Alaska of Alaska Division of Mining, Land, and Water Management

          Mineral rights in this part of Alaska are administered by the State of Alaska. Annual mining claim rents vary according to claim size and age and are due and payable by November 30 of each year for State mining claims. Total 2004-2005 rents paid on State claims total $23,660 ($130 per claim). Claim rentals are paid in addition to annual work commitment on State mining claims total ($2.50 per acre per year). Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the Gil project currently are in good standing (E. Hansen, written comm., 2005). There currently are no unusual

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

social, political or environmental encumbrances to mining on the project. Two open pit gold mines currently operate within 10 miles of the Gil project, Fort Knox and True North, both operated by Kinross Gold. None of the claims controlled by the Gil project have been surveyed by a registered land or mineral surveyor, and there are no State or federal laws or regulations requiring such surveying. FGMI and Teryl currently hold valid multi-year Hardrock Exploration Permits on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

ACCESS AND INFRASTRUCTURE

          The Gil property is approximately 19 road miles north of Fairbanks via the paved Steese Highway, and accessed by the Fort Knox mine access road and seasonal dirt roads. Land telephone lines and a high voltage electrical power line service the Fort Knox mine, less than 2 miles from the property. A cellular phone network covers the Gil property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

          Elevations on the property range from 1000 feet to over 2000 feet. Topography in the area is dominated by low, rounded hills dissected by relatively steep-walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers valley bottoms on the property. Permafrost is widespread on the poorly drained north-facing slopes which overlie the Gil resource area. Although tracked rigs can work at North Gil in summer months, discontinuous permafrost conditions make drilling more efficient during winter months to prevent disturbance and thawing of the permafrost layer. Elsewhere on the project work can be conducted during summer or winter. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations are being conducted on a year-round basis, and heap-leach technology has been profitably employed at two locations in the Fairbanks district since 1985. The nearby Fort Knox and True North gold mines currently are producing on a year-round basis with combined 2003 production of 391,831 ounces of gold at a cash cost of $243 per ounce (Kinross, 2004). Year-end 2004 production figures were not available at the time this report was written.

HISTORY

          The following historical summary of exploration work on the Gil project was derived primarily from Frantz and Kirkham (2005), Odden and others (2004), Odden (2003), Jenks (2002), Odden and others (2001), Odden and others (2000), Odden and Frantz (1999) and Odden and others (1998).

          Though extensive placer mining of streams draining the Fairbanks District occurred throughout the 1900s, the property that now hosts the Gil deposit was not explored until the early 1980s, when Nerco Minerals conducted surface magnetometer surveys (Ford, 1982). During the period when Nerco controlled the Gil project, exploration efforts were focused on tungsten mineralization although significant gold mineralization was known to be associated with gold-tungsten skarns in the Gilmore Dome area (Allegro, 1985, Byers, 1957). Nerco Minerals moved

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

its primary mineral exploration offices and its focus outside Alaska in the late 1980’s and placed all of their Alaskan holdings, including the Gil claims, up for acquisition.

          Teryl Resources Corporation acquired the claims in 1989, and in 1991 entered into a joint venture with Fairbanks Gold Mining Incorporated (FGMI) and Melba Creek Mining Company Inc. (MCMI). Through the 1990s, Fairbanks Gold Corporation was subsequently acquired by Amax Gold, Cyprus Amax, and then Kinross Gold Corporation. FGMI and MCMI are both wholly owned subsidiaries of Kinross Gold. The development of the nearby Fort Knox mine beginning in the early 1990’s provided additional impetus to exploration of the Gil claims (Figure 2).

          After reconnaissance of the property the previous year, FGMI built a road to the property to assist exploration in 1992. Soil sampling and geologic mapping were also performed to identify gold anomalies. In 1993, further soil sampling and ground magnetometer and resistivity surveys were completed, and four core holes, totaling 909 feet, encountered low-grade gold mineralization (Odden, 2003). A NanoTEM induced current resistivity survey and a ground-based magnetometer survey were conducted to assist in geologic mapping (Odden and others, 1998).

          Eight RC drill holes totaling 1890 feet tested the claims in 1994, after more soil sampling and a magnetometer survey to the southwest of the Main Gil area. In 1995, further soil grid sampling, a magnetic survey, and eighteen RC holes defined a northeast-striking calc-silicate layer containing moderate gold grades with a length of at least 1000 feet (Odden, 2003). No exploration work was performed in 1996.

          Exploration activities in 1997 included road improvement, 90,500 feet of grid expansion, a ground-magnetic survey totaling 80,500 line-feet, a ground-radiometric survey totaling 40,600 line-feet and a soil sampling survey consisting of 185 samples. A reverse circulation drill program consisting of twelve holes (4,079 feet) was completed. Two trenches totaling 250 feet were excavated and a 300 pound sample was collected for metallurgical testing (Odden and others, 1998).

          Work in the 1998 field season extended the main gold-bearing zone to 2500 in strike length and defined the North Gil zone by a soil anomaly. Work competed included collecting 260 soil samples, excavation of eight trenches, and the drilling of 29 RC holes (10,004 feet) and four core holes (3238 feet, Odden, 2003, Odden and other, 1998).

          Exploration work in 1999 consisted of: approximately 14,800 feet of grid expansion, collection of 88 soil samples, a geophysical survey measuring 266 gravity data points and an upgrade of the primary road access. Drilling consisted of nine RC drill holes (4038 feet) and five core holes (3119 feet, Odden and Frantz, 1999, Odden, 2003). Gravity surveys conducted during the 1999 season indicated several structural lineaments and possible buried intrusions near Slippery and All Gold Creeks.

          In early 1999 Kinross Gold and Teryl Resources announced a preliminary resource calculation for the Gil project (Odden and others, 1998; Freeman, 1999). Indicated and inferred resources were estimated at 10.7 million tons grading 0.040 ounces per ton gold (433,400 ounces). These historical resource calculations do not comply with the CIM Standards on

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. They are reported here for historical accuracy purposes only.

          Further geologic mapping, trenching, and soil sampling were completed in 2000, but exploration focused upon drilling the Main Gil and North Gil areas. Ninety five RC holes totaling 29,785 feet and thirty three core holes totaling 15,672 feet extended and defined mineralization in the Main Gil area and enlarged the North Gil mineralized zone (Odden and others, 2000). In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring, and reclamation. Laboratory work included rock density determinations, mineral recovery studies and microprobe analysis of pyroxenes from the Main Gil and North Gil zones.

          The exploration program in 2001 consisted of 11 reverse-circulation drill holes totaling 3,035 feet, 1 core hole totaling 350 feet, 9 trenches totaling 3,840 feet and collection of 1,485 rock samples (Odden and others, 2001). The majority of this work was located directly east of the Main Gil Zone, along Sourdough Ridge (Figure 2). Additional work included surveying, metallurgical studies, road maintenance, and environmental monitoring.

          Four RC holes (1345 feet), seven core holes (3727 feet), four trenches, and 1541 rock samples (Odden, 2003) collected in 2002 yielded two significant mineralized intercepts in Slippery Creek and minor mineralization in the Sourdough Ridge area. Drilling did not intercept an intrusion at Slippery Creek although one high-grade intercept was encountered in the hole at All Gold Creek (Figure 2).

          Exploration in 2003 focused upon defining and upgrading resources and reserves at the Main and North Gil zones, testing the intersection of the Main and North Gil trends, defining mineralization on Sourdough Ridge, and drilling a possible intrusive target in the western portion of the claims (Odden and others, 2004). The exploration program consisted of 127 reverse-circulation drill holes totaling 28,000 feet, 31 core holes totaling 8,917 feet, 4 trenches totaling 1,150 feet, and 358 rock samples (Odden, 2003). Additional work included geologic mapping, reclamation, surveying, and environmental monitoring. Significant gold was discovered in the “intersection” zone, scattered low grade gold mineralization was drilled into on Sourdough Ridge, and a single drill hole in the western claims encountered no important mineralization.

          Exploration work in 2004 included; geologic mapping, excavation of 4 trenches totaling 1020 feet, 18 reverse circulation drill holes totaling 4175 feet, and collection of over 1000 rock and soil samples (Frantz and Kirkham, 2005). Field work focused upon the eastern and central portions of the claims. Drill results intercepted significant gold grades between the North Gil, Main Gil and the intersection zone between these two zones. This work also identified increasing gold grades from south to north on Sourdough Ridge

          Internal resource estimates for the Gil project were calculated in early 2005 by Kinross Gold (Kinross Gold, 2005a). This work indicated that the Gil project hosts 3,144,000 tonnes (3,465,600 short tons) averaging 1.41 gpt gold (0.0410 oz Au/short ton), containing 142,100 ounces of gold in the “Probable” mineral reserve category, based on an assumed gold price of US$350 per ounce. In addition to the mineral reserves, “mineral resources” have been identified based on an assumed gold price of US$400 per ounce. The “indicated” mineral resource consists

AVALON DEVELOPMENT CORPORATION
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of 1,388,500 tonnes (1,530,500 short tons) averaging 1.04 gpt gold (0.0302 oz Au/short ton), and contains 46,200 ounces of gold. An additional “inferred” mineral resource consists of 113,500 tonnes (125,100 short tons) averaging 1.21 grams gpt gold (0.0354 oz Au/short ton), and contains 4,400 ounces of gold. The lower grade cut-off for the Main Gil deposit was 0.61 gpt and lower grade cut-off for the Main Gil portion of the deposit was 0.61 gpt and while the lower grade cut-off for the North Gil portion of the deposit was 0.65 gpt. These historical resource calculations do not comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. They are reported here for historical accuracy purposes only.

          In mid-April 2005 the Gil joint venture announced plans for their 2005 exploration at Gil (Teryl, 2005). Approved work includes continuing baseline environmental monitoring, projecting engineering studies, data compilation studies, permitting, reclamation and 300 line-kilometers of airborne magnetic and electromagnetic surveys. Total approved costs for this program is $793,800. An additional $250,000 drilling program has been recommended and is under consideration by the Gil joint venture.

GEOLOGIC SETTING

          Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990, Newberry and others, 1996, Figure 3). The southern two-thirds of the Gil project are situated primarily in lower-to-middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist. Several miles north of the Gil project these rocks are in fault contact along the northeast-trending Eldorado Fault which separates Fairbanks Schist on the south from eclogite and amphibolite facies rocks of the Chatanika Terrane on the north. Rocks of the Cleary Sequence and Fairbanks Schist are exposed in the Cleary and Gilmore antiforms, two northeast-trending antiformal belts present in the district. The Gil project is located on the north flank of the Gilmore antiform, the southern of these two district-scale antiforms.

          Lithologies in the Fairbanks Schist include quartz-muscovite schist, micaceous quartzite and biotite-quartz-mica schist. These lithologies have been metamorphosed to the lower amphibolite facies. Lithologies within the Cleary Sequence include quartzite, massive-to-finely laminated mafic-to-intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.

          Most investigators believe rocks of the Cleary Sequence and Fairbanks Schist have been overthrust from the northeast by eclogite-to-amphibolite facies rocks of the Chatanika Terrane (Newberry and others, 1996). The Chatanika Terrane consists of quartz-muscovite schist, carbonaceous quartzite, impure marble, garnet-feldspar-muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997, Douglas and others, 2002) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Evidence from the district and from other parts of interior Alaska with similar geologic histories suggest rocks classified as part of the Cleary Sequence may in fact be both Fairbanks Schist and Chatanika Terrane rocks separated by multiple low-angle

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structures that could be either thrust or gravity faults, or both (Freeman, 2004, Smith and others, 2000). Evidence for or against this possibility is lacking from the Gil project area.

          Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years (McCoy and others, 1995, McCoy and others, 1997). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction-generated magmas. The nearby Gilmore Dome intrusive rocks and related calc-silicate mineralization are dated at 86+/-3 Ma to 95+/-5 Ma (Allegro, 1987). Fine-grained diorite is found in rubble and in outcrop along the ridges surrounding Slippery Creek, and on the ridge west of All Gold Creek (Odden and others, 2004). The extent of these intrusive rocks is unknown but suggests the possibility of more extensive plutonic rocks at depth. Mineralization elsewhere within the Fairbanks District suggests that plutonic rocks either pre-date or are contemporaneous with mineralization.

          The country rock at the Gil project is quartz-white mica schist and micaceous quartzite of the Fairbanks Schist (Kinross, 2005b). The gold mineralization is hosted in Cleary Sequence rocks, which consists of calc-silicate hornfels, amphibolite, actinolite-white mica schist and white mica schist interlayered with calcareous-biotite-white mica schist, felsic schist and marble. Stratigraphy strikes N65oE and dips variably 35-70° northwest. Fine-grained diorite is found in rubble and in outcrop in several locations on the project however no significant volumes of intrusive rock have been delineated in surface exposures or drill holes. The intrusives are believed to be part of the Mid-Cretaceous mineralized suite of unfoliated diorites to granodiorites common to the district and to the more regional scale Tintina Gold Belt of Alaska – Yukon (Hart and others, 2002). The local structure of the Gil area is dominated by northeast-striking faults and shear zones with reverse dip-slip motion that both control and offset gold mineralization (Kinross, 2005b). Subordinate, conjugate, gold-bearing, northwest-striking faults and shears are also present.

DEPOSIT TYPES

          Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity that affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Figure 4, Burns et al., 1991, Lelacheur et al., 1991, Hollister, 1991, McCoy et al., 1994, Newberry et al., 1995, McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2-bearing fluids fractionate from ilmenite series, I-type, mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold-bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane.

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          Seven different potentially economic gold deposit types have been identified in interior Alaska and the Fairbanks District (Figure 4). They are:

1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil are examples of such mineralization. There is a strong genetic relationship between the causative intrusion and gold mineralization, but no obvious spatial relationship.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic and spatial relationship between host intrusion and gold mineralization.

3.	Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic and spatial relationship between host intrusion and gold mineralization.
4.

Base metal ± Au, Ag and W intrusion-hosted mineralization with both spatial and genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects.

5.

Structurally-controlled mineralization hosted by schist-only, high-angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz- carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Hi Yu (110,000 oz production) and American Eagle (60,500 oz production) veins. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization (Jensen and Newberry, 2003). There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. These contain trace As, Au, Ag and Pb, but are noteworthy because they appear to represent the most distal end-members of the intrusive gold hydrothermal systems. Examples include the Scrafford and Stampede mines. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

MINERALIZATION

          Gold mineralization in the Fairbanks District is well documented and reasonably well understood (Flanigan and others, 2000, LeLacheur, 1991, McCoy and others, 1997). The majority of the mineralized structures in the district trend either N60-80W and dip steeply to the southwest, or N40-60E and dip steeply to the northwest (Chapman and Foster, 1969). These shear zone geometries and their distribution may represent sympathetic structures generated by regional-scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

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          Examination of the spatial arrangement of gold occurrences in the Fairbanks District suggests clusters or swarms of gold-bearing veins, stockworks and shear zones are controlled by a series of district-scale, northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart across the district. These structures were first identified as district-scale features evident on public airborne geophysical surveys conducted in the mid-1990’s (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, several miles to the west of the Gil property, is the best documented of these district-scale northeast structures and appears to control mineralization at both the Ryan Lode (2.4 million ounces) and the True North (1.3 million ounces) deposits. This 8,000-foot periodicity extends to the east where it is associated with the 600,000 ounce Dolphin deposit and several of the district’s largest past-producing lode gold mines (Freeman, 2004).

          The majority of gold mineralization at the Gil Project is located in two discrete deposits, the Main Gil and North Gil zones (Figure 5, Kinross, 2005b). The mineralization at the Main Gil is primarily stratabound and hosted in calc-silicate hornfels. The calc-silicate hornfels unit is a northeast striking, steeply northwest dipping and varies from 50 to 70 feet thick. Host rocks are comprised of finely laminated mafic volcanic tuff or impure marl of amphibolite metamorphic grade. This rock is composed of biotite, hornblende, pyroxene (Hd25), quartz, calcite, and sphene, with minor amounts of plagioclase, epidote, and apatite. Within the calc-silicate hornfels, elevated gold values are spatially and probably genetically associated with quartz and quartz-calcite veins within shear zones and in limonite-stained fractures. Disseminated gold is also hosted in the calc-silicate unit adjacent to gold bearing shears and fractures. Though not all ore grade intervals of the calc-silicate hornfels contain macroscopic quartz veining, it is evident from drill logs that quartz veining is usually necessary for elevated gold contents. This indicates that the gold mineralization is controlled by the physical characteristics of the host rocks, not by their chemical or genetic affinities.

          Trace elements associated with the gold mineralization include bismuth, tellurium, and lesser amounts of molybdenum, tungsten, and arsenic. Sulfides commonly include pyrrhotite and pyrite while oxides are generally ilmenite and rutile. Rare magnetite, molybdenite, and chalcopyrite have been observed. Arsenopyrite is common at the northern and eastern ends of the deposit. The overall sulfide content is low, averaging 1-3% in most areas.

          The North Gil zone, which is located 1200 feet north of the Main Gil, hosts a different style of gold mineralization than the Main Gil area. Mineralization at North Gil consists of gold bearing quartz veins within quartz-white mica schist interlayered with calcareous-biotite-white mica schist, felsic schist and marble (Kinross, 2005b). The quartz veins associated with gold mineralization in the North Gil are typically less than 2 inches in width and low in sulfides. These veins are primarily white quartz or composed of quartz + calcite ± actinolite/pyroxene. Steeply dipping veins are commonly gold bearing as well as veins of more moderate angles (45 to 60o). Pyrite and/or arsenopyrite are the most common sulfides observed, typically in concentrations of <1%. Sulfides can be found disseminated in the rock matrix and in concentrations located in faults, fractures and quartz and/or calcite veins.

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EXPLORATION

          The following historical summary of exploration work on the Gil project was derived primarily from Frantz and Kirkham (2005), Odden and others (2004), Odden (2003), Jenks (2002), Odden and others (2001), Odden and others (2000), Odden and Frantz (1999) and Odden and others (1998). Significant drill hole geochemistry from the Gil project is presented in Appendix 2. Soil sample and drill hole location maps are presented in Figure 5 and 6.

          Except for ground magnetics performed by Nerco in the 1980s, significant exploration did not begin on what is now the Gil deposit until a surface reconnaissance program in 1991. In 1992 a road to the area was constructed and FGMI undertook a soil sampling program to identify prospective targets. This sampling discovered the Main Gil area, which was drilled with four core holes in 1993. Drilling encountered “low-grade gold mineralization” in all four holes (Odden, 2003), which would later become the Main Gil prospect.

          In 1994, soil sampling and a magnetometer survey were conducted to the southwest of the original discovery. Drill hole 94-25, to the southeast, encountered 90’ of 0.067 opt gold (Odden, 2003). Other drill holes contained lower but anomalous gold grades. Further drilling in 1995 defined the mineralized area as a calc-silicate layer with moderate gold grades striking northeast. The thickness was found to be about 70 feet, dipping north from 45-70°, and with a strike length of over 1000 feet (Odden, 2003).

          Further drilling in 1997 and 1998 expanded mineralization in the Main Gil prospect to over 2500 feet in strike length. Drilling to the north (down dip) with both core and reverse circulation drilling confirmed mineralization to depths in excess of 500 feet. Soil sampling outlined a two-mile long, one-mile wide mineralized trend composed of intermittent groups of samples that returned values in the 100 ppb gold range. Several new areas with anomalous gold values were located within the trend. The largest, the North Gil anomaly is approximately 1,100 feet north of the Main Gil resource. A more subtle gold anomaly was revealed near the eastern edge of the Gil claim block. A third soil anomaly was located in the vicinity of a diorite dike on the west flank of Slippery Creek.

          Ground-based gravity data from 1999 confirmed the northeast-trending structure of the area, the extension of calc-silicate rocks towards Sourdough Ridge, and gravity lows in Slippery and All Gold Creeks, which Odden (2003) interpreted as intrusions. Drilling in 2000 extended the strike of the Main Gil calc-silicate layer to 3300 feet and the downward continuity to over 500 feet. The top 50-100 feet of the far east side of the Main Gil zone was found to be displaced by shearing. Weak gold values were noted throughout the host quartz-sericite and biotite-quartz-sericite schists, but the main mineralized zone, approximately 1000 feet long by 500 feet wide, was associated with increased volumes of quartz veining (Odden, 2003). Petrographic studies conducted in a laboratory in 2000 indicated a probable 90% gold recovery rate from Main Gil and a 79% recovery from North Gil.

          The 2001 field season focused upon exploration of Sourdough Ridge, in the northeastern section of the claims. Trenching exposed amphibolite/calc-silicate rocks and quartz veining which appears to be the source of soil anomalies located on the western and central portions of this ridge. Gold mineralization is associated with quartz veining within an amphibolite/calc-

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silicate unit originally exposed in the northern portion of trench 32850E. This unit outcrops for approximately 140 feet striking N60oE and a dip of 52oNW. East-west trending, steeply dipping gold bearing quartz veins and quartz-carbonate-amphibole veins cut the amphibolite/calc-silicate units. These veins are narrow (<1/2”) with a frequency of one to five per 5-foot interval. Drill hole GVR01-250 targeted this unit and encountered 105 feet grading 0.032 opt gold from surface with additional mineralization extending to 175 feet. A separate amphibolite/calc-silicate unit is exposed in trench 33150E however it is uncertain whether this unit is associated with the intervals intercepted in drilling. Petrographic studies examined thermal and mineral zonation within the claims, and suggested that pyroxene is central to the mineralized areas at Gil. Amphiboles and biotite are peripheral to mineralization with gold favoring sites containing more pyroxene and amphibole than biotite (Odden and Jensen, 2003). Gravity, geochemical, and thermal gradient data imply the existence of a possible buried intrusive in the upper Slippery Creek area.

          Exploration in 2002 examined several areas of the property in addition to the Main and North Gil resource areas. Drilling results in the North Gil and Main Gil zones were variable. The best results were from the Main Gil zone where hole GVC02-264, which intercepted 105 feet of calc-silicate grading 0.060 opt from 30 to 135 feet.

          Drilling and trenching in the Sourdough Ridge area extended gold-bearing calc-silicate rocks over a northeast-trending strike length of 300 feet. Core hole GVC02-267 intercepted the most significant mineralization, a 15 foot interval from 95 to 110 feet grading 0.490 opt gold within which a 5 foot interval from 105 to 110 feet graded 1.292 opt gold.

          Both drill holes in Slippery Creek were ended early due to difficulties associated with shearing. Assay results were predominantly below detection limits, however several isolated 5-foot intervals contained significant mineralization, the best being hole GVC02-266, which graded 0.248 opt from 20-25 feet.. A resistivity low was targeted with the second core hole (GVC02-268) and intercepted several isolated 5-foot intervals that contained significant mineralization. The highest result occurs from 30 to 40 feet with a value of 0.183 opt Au.

          Reconnaissance drilling in All Gold Creek included four reverse circulation holes. Only one of the holes encountered any significant gold mineralization. Drill hole GVR02-285 returned 15 feet grading 0.228 opt gold from 265 to 280 feet, including a 5 foot interval grading 0.625 opt gold from 265 to 270 feet. The extent and significance of this mineralization remain unknown.

          FGMI concentrated their 2003 exploration efforts on defining the North and Main Gil prospects. Other exploration work focused upon drilling on Sourdough Ridge, the intersection area between Main and North Gil and testing for an intrusion in the western portion of the project area. claims.

          During 2003 a combination of reverse circulation and core drilling was utilized to reduce the nominal drill hole spacing over much of the Main and North Gil deposits from 100 feet to 70 feet. Trenches were excavated over the east central portion of the ore body to test the continuity of mineralized intercepts and determine vein orientation. A smaller portion of drill holes tested the northeastern and western mineralized boundaries of the Main Gil Zone, as well as

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geochemical anomalies that occur just outside this zone. Drilling results on the North and Main Gil prospects were mixed.

          Two primary mineralized planes were discovered in the North Gil prospect, the first striking N28oE and dipping 34oN and the other striking N86oW and dipping 34oN. The intersection of these two planar zones creates north striking, shallowly northwest dipping mineralized body that exhibit reasonable continuity of gold mineralization. Secondary zones of mineralization are oriented in a northwest striking southwest dipping direction. Drilling in the southwestern portion of North Gil intercepted anomalous gold mineralization in several drill holes, however these results suggest poor grade continuity in this part of the property.

          Mineralization was identified as weakest in the western part of Main Gil, and associated primarily with calc-silicate alteration. Gold in the eastern part of Main Gil is hosted by veins and calc-silicate rocks in northwest-striking, southwest-dipping and east-west striking, north-dipping structures.

          Several holes in the Main Gil – North Gil intersection area returned good gold grades, the best being hole GVR03-360 which intercepted 0.592 opt gold from 50 to 55 feet within a wider zone grading 0.0925 opt gold from 50 to 90 feet. Results indicate several steeply dipping mineralized zones trending in an east-west direction. Geochemical data indicate that this anomaly continues to the northeast, although several drill holes along this trend have not encountered significant mineralization.

          Drilling during 2003 on Sourdough Ridge helped define two weakly mineralized northeast-southwest trending calc-silicate horizons. Calc-silicate rocks were extended for a distance of about 300 feet along strike and geochemical and geological data indicate this trend is open to the northeast. The calc-silicate host rocks are similar to the Main Gil rocks, although they exhibit weaker retrograde calc-silicate alteration, primarily less actinolite. Hole GVR03-349 was the best hole returning 25 feet of 0.046 opt gold from 50 to 75 feet and 75 feet grading 0.030 opt gold from 135 to 210 feet. Hole GVR03-350 was collared 100 feet north of GVR03-349 but returned only scattered low-level gold mineralization.

          In the far western portion of the Gil project, in the vicinity of Last Chance Creek (Figure 2) drilling in hole GVC03-466 failed to intercept significant gold mineralization.

          Several drill hole in the Main Gil area (GVR03-328, 329 and 416, 417) extended calc-silicate associated mineralization several hundred feet to the west however, assay results show gold mineralization to be of a lower average grade and calc-silicate rock less extensive then mineralization to the east.

          Drill holes GVR03-357 and GVR03-358 were collared on gold anomalies located approximately 700 feet south of the Main Gil. Hole GVR03-357 intersected 20 feet of 0.068 opt from 275 feet to 295 feet. These results provide good continuity with drill hole GVR02-285, which was collared in the same area, and intercepted 0.625 opt gold at 265 to 270 feet. GVR03-358 located 150 feet south of GVR03-357 returned no significant intercepts.

          Exploration conducted at the Gil project in 2004 focused on two areas of the project: Main Gil – North Gil and Sourdough Ridge (Frantz and Kirkham, 2005). In the Main Gil area

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the two targets that were drill tested were gold bearing quartz veins in the Main Gil – North Gil intersection area located to the northeast of the proposed Main Gil pit, and calc-silicate units located mid-way between the North Gil and Main Gil. Three gold targets originally slated for drilling in 2004 were not tested due to time and budget constraints. These include gold anomalies located along All Gold Ridge, a calc-silicate layer identified north of the North Gil and a gold anomaly outlined to the south of the Main Gil.

          In the Main Gil – North Gil areas, two of three holes drilled in a northeast-trending soil anomaly between the Main and North Gil prospects showed disappointing results however drill hole GVR04-481 extended gold mineralization associated in calc-silicate rocks intercepted in 2003 in drill hole GVR03-447. The four holes completed at the intersection of the Main Gil ND North Gil zones all intercepted significant mineralization, the best being 20 feet of 0.275 opt Au in hole GVR04-484 from 15-35 feet including a 5-foot interval of 0.62 opt gold from 15 to 20 feet (Frantz and Kirkham, 2005).

          At Sourdough Ridge (Figure 2), three distinct mineralized northeast-trending calc-silicate units were identified, the Northern, Central, and Southern targets. Gold is mostly contained within north-dipping quartz veins, though the Southern target contained the weakest mineralization. The strike length of the Northern target has been traced 500 feet, and that of the Central target is a minimum of 1200 feet (Frantz and Kirkham, 2005). Soil sampling indicates both targets are open along strike.

          At the northern Sourdough Ridge target drill holes GVR04-467 to 470 were designed to test the extent of gold mineralization within the calc-silicate rock mapped in Sourdough Trench GVT04-1. All four holes intersected calc-silicate rock with variable amounts of gold. Higher gold values appear to be closely associated with northeast striking, steeply dipping quartz veins. These veins are found within quartz-white mica schist, or calc-silicate rocks. Persistent gold intercepts are located within the calc-silicate lithology. Drilling and trenching results from 2004 and previous years have traced gold bearing rocks associated with the northern Sourdough Ridge zone to a length of 500 feet. Soil sampling results indicate gold mineralization along this northeast-southwest trend is open in both directions.

          At the central Sourdough Ridge prospect GVR04-476 was a step-out to the west from drill hole GVR01-250, which intercepted 105 feet of .0328 opt gold from 0 to 105 feet. Drill hole GVR04-476 intercepted calc-silicate rock from 20 to 90 feet, 225 to 250 feet and 260 to 300 feet. Significant gold mineralization, associated with quartz veining within calc-silicate rocks, was intercepted in several locations, including 30 feet grading 0.042 from 85 to 115 feet. Gold mineralization remains open at depth. Drill hole GVR04-479 was a step-out to the east from drill hole GVR01-250. This hole encountered calc-silicate rock with intermittent veining from 125 feet to 300 feet. Significant gold was encountered scattered throughout the hole in narrow intercepts, the best being 5 feet grading 0.146 opt gold from 35 to 40 feet. Drilling and trenching results from 2004 and previous years have traced gold bearing rocks associated with the Central Sourdough Ridge zone to a length of 1200 feet. Soil sampling results indicate gold mineralization along this northeast-southwest trend is open in both directions

          Soil sampling in 2004 identified the calc-silicate unit located in the southern Sourdough Ridge target. Trenches GVT04-3 and GVT04-4 were then excavated, sampled and mapped. This initial fieldwork outlined a flat lying calc-silicate unit, with minor amounts of quartz veining,

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trending in a southwest-northeast direction. Drill holes GVR04-471 to 474 were directed across this calc-silicate unit in a north-south fence. The drilling encountered a narrow 30 to 45 foot thick calc-silicate layer with low to moderate gold values. Quartz veining was less prevalent than the calc-silicate units to the north. The best intercept came from hole GVR04-474 which returned 30 feet grading 0.021 opt gold from 20 to 50 feet. Hole GVR04-475 tested the southern Sourdough Ridge zone to the east of holes GVR04-471 to 474. No calc-silicate rock or significant gold mineralization was observed.

          To date, the Gil prospect has been drilled with 86 core holes totaling 33,354 feet and 327 reverse circulation holes totaling 93,804 feet. A total of 21 dozer trenches has been completed (Frantz and Kirkham, 2005). In 2003 the joint venture also initiated a project assessment program designed to gauge the feasibility of mining the Gil deposit. The enhanced work program will gather environmental baseline data, conduct hydrologic characterization studies and evaluate engineering and permitting aspects of mining the deposit and hauling the ore for treatment at Kinross Gold’s Fort Knox mill complex located 5 miles west of Gil. These baseline environmental, permitting and engineering studies form the bulk of the planned work at Gil for 2005 (Teryl, 2005).

          At present a number of high priority exploration targets remain on the Gil joint venture project (Figures 2, 5 and 6). These include:

1.	the area between the Main and North Gil prospects;
2.	the intersection zone of the Main Gil and North Gil deposits;
3.	an unexplored calc-silicate layer north of North Gil;
4.	gold-bearing calc-silicate layers in three zones on Sourdough Ridge;
5.	a soil and drill hole anomaly on All Gold Ridge;
6.	a soil anomaly 700 feet south of Main Gil
7.	gold-bismuth bearing pegmatitic vein outcrops in schist in the western Gil joint venture lands.

DRILLING

          To date, the Gil prospect has been drilled with 86 core holes totaling 33,354 feet and 327 reverse circulation holes totaling 93,804 feet (Figure 6, Frantz and Kirkham, 2005).

          Past drilling on the Gil property was conducted by contractors retained by Fairbanks Gold Mining, Inc. and Kinross Gold Corporation between 1993 through 2004 (see History and Exploration). Jenks (2002) and Odden (1995) state that in core drilling FGMI used HQ-sized core, except in faulted ground, where NQ was used. Odden and others (1998) describes RC drilling in the 1995 through 1998 programs as using a track-mounted drill to drill vertical holes of 4.5 inch diameter (Odden and others, 1998, Odden and Frantz, 1999, Frantz and Kirkham, 2005; Odden and others, 2004).

          Reverse circulation drilling in 2000 was conducted by Dateline Drilling (first half of the season) and GF Back (second half the season, Odden and others, 2000).

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          RC drilling in 2001 through 2004 was performed by G.F. Back, Inc. using track-mounted drills with 4-1/2” center-return hammer and/or 4-1/8” tri-cone bits (Odden and others, 2001, Odden, 2003; Frantz and Kirkham, 2005; Odden and others, 2004)

          Core drilling was conducted in 1998 through 2002 by Boart Longyear utilizing a track mounted LF-70 drill. The majority of drilling was done using HQ diameter core, except when nominal drilling conditions required the use of an alternative diameter (NQ, PQ).

          Layne Christensen performed core drilling in 2003 and 2004 using a CS-1000 drill producing HQ core and sometimes NQ core in areas of difficult drilling (Frantz and Kirkham, 2005; Odden and others, 2004).

SAMPLING METHOD AND APPROACH

          Details of sampling methods utilized by FGMI and Kinross Gold before 2001 are not available to the author. Odden (1995) describes soil sampling from 1991-1995 as using a bombardier-mounted auger drill. Also, Jenks (2002) mentioned some soil sampling protocol used by FGMI. He described auger drill depths averaging 8-20, with samples taken from 2-60 feet deep. Reverse circulation (RC) drill samples were taken every 5 feet, split with a Jones splitter when dry, and then a quarter split was retained as a sample (Odden, 1995). Wet samples were taken with a rotary wet splitter. Jenks (2002) also mentioned that each 5-foot interval of cuttings were examined in a gold pan at the rig, and examined for gold, sulfides, and tungsten (with an ultraviolet light).

          All core samples collected in 1998 through 2002 were photographed, logged, and, at approximately every twenty feet, a lithological sample was retained for future reference (Odden and others, 1998; Odden and Frantz, 1999; Odden and others, 2000; Odden and others, 2001; Odden, 2003). An additional rock sample was retained for density determinations. Core holes drilled in 2002 and 2003 were cut in half along the core axis. One half was retained for future reference, while the other half was sent in for assay. The remaining core holes were sampled and submitted for assay in their entirety (whole core digestion). All core holes were staked and surveyed upon completion. All core samples collected in 2003 were logged and the core was sawed in half with half retained for reference and half sent for assay. The core was then bagged, sealed with a wire tie, and delivered to the assay lab in Fairbanks (Kinross Gold Corp., 2005b).

          All trenching was accomplished in 2002 by either a Caterpillar D-8 or a John Deere 450 bulldozer. Five-foot continuous chip-channel samples were taken for assay.

          Reverse circulation drill sampling in 1994 through 2003 was conducted on five-foot intervals and split dry with a Jones splitter mounted onto the drill (Odden and others, 1998; Odden and Frantz, 1999; Odden and others, 2000, Odden, 2003; Odden and others, 2004). Wet samples were taken with a rotary wet splitter. Quarter splits were retained as samples. All holes were staked and surveyed when completed.

          Reverse circulation sampling procedures from the 2004 field program are described in detail by Kinross Gold Corp. (2005b). RC drill samples were collected and logged in five-foot intervals by a geologist at the drill rig, from which a 200-gram chip sample was collected and

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preserved for reference. Each sample was a quarter split taken from dry drill cuttings from a cyclone collector; cuttings were then passed through a Gilson splitter. Each sample was bagged and sealed with a wire tie, and then the samples were then collected, to be picked up later by a staff member of the analytical lab. Wet samples were collected by feeding cuttings from the cyclone collector into a variable-speed rotary wet splitter. Cuttings were then fed into a sample bag placed inside a 5-gallon bucket; when large amounts of water were used, the buckets were set in a cascading series, allowing the fine fraction of the cuttings to be retained (Kinross Gold Corp., 2005b).

SAMPLE PREPARATION, ANALYSIS, AND SECURITY

          Details of sampling analytical techniques and security measures utilized by FGMI and Kinross Gold prior to 2002 are mostly unavailable to the author. Odden (1995) describes RC drill samples in 1995 that were analyzed by fire assay techniques (one assay ton samples) with atomic absorption finish, and soil samples were analyzed by a 10-gram gold fire assay with atomic absorption and a 32-element ICP package. Also, tellurium was analyzed by HBr digestion with atomic absorption finish (Odden, 1995). Jenks (2002) and Odden (2003) stated that sampling conducted by FGMI was completed by Chemex Labs and Bondar Clegg. Soil samples taken at this time were assayed using a 30-gram fire assay and a 34-element ICP package.

          Soil samples assayed in 1998 were analyzed using a 30-gram gold fire assay technique with atomic absorption finish and a 34-element ICP package. All drill samples from 1999 were assayed using a 30-gram gold fire assay with atomic absorption finish (Odden and others, 1998).

          Soil samples assayed in 1999 were analyzed using a 50-gram gold fire assay technique with atomic absorption finish and a 34-element ICP package. All drill samples from 1999 were assayed using a 30-gram gold fire assay with atomic absorption finish (Odden and Frantz, 1999).

          All drill samples from 2000 were assayed using a 30-gram gold fire assay with atomic absorption finish. The soil samples were assayed using a 50-gram gold fire assay and a 34-element inductively coupled plasma spectroscopy (Odden and others, 2000)

          All drill and trench samples from 2001 and 2002 were assayed using a 50-gram gold fire assay with atomic absorption finish. Cyanide soluble assays were performed on all samples >0.01 opt gold (Odden and others, 2001; Odden, 2003). Details relating to crushing, pulverizing and blanks/standard insertion protocols from FGMI’s work are not available to the author.

          All samples collected in 2003 were assayed by ALS Chemex of Vancouver, B.C. using a 50-gram gold fire assay with atomic absorption finish (Odden and others, 2004). Cyanide-soluble assays were performed on every sample exceeding 0.01 opt Au.

          American Assay was used as the primary independent commercial laboratory for sample analyses during the 2004 exploration program, and ALS Chemex analyzed all duplicate samples (Kinross Gold Corp., 2005b). Samples were weighed, dried at 150° F, re-weighed, and crushed to 90% passing through a 10 mesh screen. If needed, a primary crusher was used to crush core and rock samples to less than 1 inch. Samples were then split to 1250 grams and then 300 grams, pulverized to 90% passing a 150 mesh screen, and roll blended (Kinross Gold Corp., 2005b).

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The samples were then shipped to the analytical facility, where a 50 gram sub-sample was fire assayed for gold with an atomic absorption finish (detection limit 0.0001 opt Au). Results over 10,000 ppb were re-assayed using a gravimetric finish (Kinross Gold Corp., 2005b). Samples were also analyzed using two-acid digestion and a 34-element ICP package (Frantz and Kirkham, 2005).

DATA VERIFICATION

          Details of data verification utilized by FGMI and Kinross Gold before 2002 are not available to the author. Jenks (2002) states that duplicates of every 10th, 30th, 50th, 70th, etc. samples of RC drill cuttings were sent to the primary assay lab as duplicates. Duplicates of every 20th, 40th, 60th, 80th, etc. were sent to another lab. Also, a duplicate sample is taken at the drill every 100 feet and sent to the primary lab.

          Kinross Gold Corp (2005) provided a generalized summary of data verification procedures used on the Gil project. Details relating to variations in data verification over the project’s +10-year history are not available to the author. Samples crushed in the sample preparation facility were split from 1250 grams down to 300 grams; the leftover portion of each sample was retained by the lab for 60 to 90 days. The analytical lab also retained the master pulps of each sample in storage (Kinross Gold Corp., 2005b). Results over 10,000 ppb were re-assayed, and every tenth sample was also re-assayed. 300 gram duplicates were taken for every odd-numbered (10, 30, 50, etc.) and even-numbered (20, 40, 60, etc.) tenth sample (Kinross Gold Corp., 2005b). The odd-numbered samples were delivered to the secondary laboratory, and the even-numbered samples were delivered to the primary laboratory for assay. Also, every 40th sample was re-assayed by American Assay. Sample rejects assaying below the detection limit were used as blanks in the RC and core samples; one was inserted at the beginning and end of each hole (Kinross Gold Corp., 2005b). In RC drilling, two random duplicate samples were collected from splitter rejects and sent with each hole for assay. Also, two pulps of known grade were each submitted with each core and RC hole (Kinross Gold Corp., 2005b). Any duplicate, blank, or standard sample that did not correlate with other or known values was re-assayed.

ADJACENT PROPERTIES

          The Gil project is surrounded by a number of small- to large-size properties owned by companies and individuals. The most significant of these is Kinross Gold’s Fort Knox gold mine, adjacent to and one mile to the west of Gil project’s western claim boundary. The Fort Knox claim block completely surrounds the Gil project claims except for a small area along Slippery Creek and a small claim block along Fish Creek immediately adjacent to the Gil claims to the northwest (Figure 2). The Fish Creek claims are the subject of a joint venture between underlying land-owner Linux Gold and joint venture partner Teryl Resources and are the subject of a recent NI43-101 compliant technical report (Freeman and Keener, 2005). Several other properties contain old mines and known gold-bearing prospects (Freeman and Schaefer, 1999). While some of these properties host gold and/or gold-tungsten mineralization, none of these prospects appear to be similar to mineralization on the Gil project and are therefore are not currently believed to be relevant to future exploration at Gil.

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MINERAL PROCESSING AND METALLURGICAL TESTING

          The author is unaware of any mineral processing and metallurgical testing data performed before 2002. Odden (2003) states that laboratory studies from the 2002 field season included rock density determinations, ore recovery studies, and microprobe analyses. Conclusions indicated that 90% of Main Gil and 79% of North Gil gold was recoverable. Kinross Gold Corp. (2005b) states that these tests were conducted by Hazen Research, Inc. from eight composite drill hole reject samples ranging from 13-28 kg (28-61 lbs.) in size. Average gold recoveries for the samples was 16.7% by gravity, 71.2% by cyanide, and 87.9% for leach and gravity combined. Leach recoveries ranged from 76.7 -93.1% and overall recoveries ranged from 83.1 -93.5% (Kinross Gold Corp., 2005b). FGMI also tested two samples excavated from trenches. Both were crushed to consistent size, with recoveries ranging from 66.8 to 73.8% (Kinross Gold Corp., 2005b).

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

          Revised resource and/or reserve estimates currently are being conducted by Kinross Gold for the Main Gil and North Gil areas of the Gil joint venture. However, at the time this report was written there are no resources or reserves on the Gil joint venture property that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

OTHER RELEVANT DATA AND INFORMATION

          To the best of the author’s knowledge, there is no other data available to the author that bears directly on the potential of the Gil project.

INTERPRETATION AND CONCLUSIONS

          The Gil project is located in a road-accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District, and lies in the headwaters of streams that were mined for alluvial gold in the past. The project is hosted in poly-deformed Paleozoic metamorphic rocks intruded by mid-Cretaceous intrusive rocks that are genetically associated with gold mineralization. Favorable host rocks at Gil are predominantly calc-silicate rocks although gold mineralization can be found in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist. Gold is hosted in quartz-rich veins and replacement zones and is associated with anomalous arsenic and bismuth.

          Exploration conducted in the 1990’s identified widespread structurally-controlled gold mineralization at the Main Gil and North Gold prospects. Extensive drilling, sampling, and trenching in between 1992 and 2004 defined the extent of gold mineralization in these areas and also developed several other exploration targets. The Gil prospect’s lode prospects, principally the Main and North Gil Zones, have been partially tested by 86 core holes totaling 33,354 feet,

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327 reverse circulation drill holes, totaling 93,804 feet, and 21 trenches with a combined length of approximately 7,420 feet.

          The majority of the Gil’s total gold resource is contained in the Main Gil calc-silicate unit. This northeast striking, steeply north dipping calc-silicate unit remains open at depth and along strike. Exploration results indicate that lower gold values and/or higher strip ratios may limit the economic viability of additional expansion. The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist. A significant gold anomaly has been outlined mid-way between the Main Gil and North Gil zones and at the intersection zone where the Main Gil and North Gil trends cross. Drilling in these areas has yielded positive results in localized zones and has extended mineralization for over 2,000 feet along strike.

          Gold mineralization along the perimeter of the proposed North Gil pit appears to lack sufficient continuity to justify further expansion. However, anomalous soil samples located to the east and a recently discovered calc-silicate unit located to the north have yet to be been fully tested.

          Significant exploration results have been generated on the Sourdough Ridge prospect. Soil sampling results from these areas appear to have outlined several narrow, northeast trending gold anomalies. The data suggests that these anomalies are due to a series of northeast trending, high-grade quartz veins that outcrop through these areas. Exploration work has traced these anomalies along the surface for up to 600 feet. In localized areas along these trends, steeply dipping quartz veins with significant gold values (0.25 to +1 opt) have been reported in trench and drill results. These veins locally coalesce into potentially mineable zones however the grade continuity and extent, both on-strike and down dip, of these mineralized corridors remains uncertain.

          Several other exploration targets have been identified but have not been fully tested. These targets include gold anomalies located along All Gold Ridge, a calc-silicate layer identified north of the North Gil Zone, gold-bismuth-bearing quartz veins on the western Gil project and a gold anomaly outlined to the south of the Main Gil Zone. Additional exploration work will be needed in these areas to determine their potential.

          Canadian National Instrument 43-101 compliant resources and/or reserves currently are being calculated by Kinross Gold but are not available for publication in this report.

RECOMMENDATIONS

          Based studies of literature available to date, the following recommendations for future work are warranted:

1.

Permitting: The Gil joint venture should the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a National Pollution Discharge Elimination System Discharge Permit, 404

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Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by the federal level National Environmental Policy Act (NEPA). Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition. Estimated cost of this phase of work for 2005 is approximately $520,000. This portion of the Gil project work already has been approved by the Gil joint venture.

2.

Engineering: The Gil joint venture should continue engineering evaluations including deposit modeling, pit design, mine planning, access road design, geotechnical review for pit slope angles, and dewatering review of related test work. Estimated cost of this phase of work for 2005 is approximately $160,000. This portion of the Gil project work already has been approved by the Gil joint venture.

3.

Project Compilation: All past geological, geochemical, geophysical and engineering data collected on the Gil project are being compiled to a single integrated database to allow more advanced exploration and mine planning to be completed on the project. Estimated cost of this phase of work for 2005 is approximately $75,000. This portion of the Gil project work already has been approved by the Gil joint venture.

4.

Reclamation: Limited reclamation is recommended for previously constructed drill pads, drill access roads and trenches where future use is unlikely to occur. This work will reduce boding requirements under existing State of Alaska Hardrock Exploration permits. Estimated cost of this phase of work for 2005 is approximately $10,000. This portion of the Gil project work already has been approved by the Gil joint venture.

5.

Airborne Geophysics: A high resolution aeromagnetic and EM resistivity survey is recommended for the Gil project. A draped helicopter survey should be flown along 100 meter spaced lines and at a 30 meter ground clearance. Approximately 300 line- kilometers survey will be required to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil joint venture. Estimated cost of this phase of work for 2005 is approximately $28,800. This portion of the Gil project work already has been approved by the Gil joint venture.

6.

Reverse Circulation Drilling: Existing geological, geophysical and geochemical data are sufficiently encouraging at the Gil prospect to continue exploration drilling, particularly in the Main and North Gil zones. A twenty-hole reverse circulation drilling program totaling 10,000 feet is recommended to explore the potential of Main Gil – North Gil intersection zone, the area between Main Gil and North Gil and the calc-silicate target north of North Gil. All holes should be drilled with 6-inch center return reverse circulation equipment with samples collected on 5-foot intervals. All samples should be analyzed for gold by fire assay plus a multi-element ICP package with four-acid digestion. The estimated cost of this drilling is $250,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Table 1 is a summary of recommended 2005 work programs for the Gil project. Currently approved projects have an approved budget of $793,800 (items 1 through 4 above). Recommended reverse circulation drilling is currently under review by the Gil joint venture.

          Table 1: Summary of 2005 exploration expenditures at the Gil project.

Item	Budget	Status
Permitting	520,000	Approved
Engineering	160,000	Approved
Compilation	75,000	Approved
Reclamation	10,000	Approved
Airborne Geophysics	28,800	Approved
RC Drilling	250,000	Under Review
Total	$1,043,800

Filename: GL05-EXE1-Form43.doc

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

REFERENCES CITED

Allegro, G. L., 1987, The Gilmore Dome tungsten occurrences, Fairbanks mining district, Alaska; a preliminary report: Alaska Division of Geological and Geophysical Surveys Public-Data File 85-53, 50 p., 7 sheets, scale 1:120.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

Byers, F. M., Jr., 1957, Tungsten deposits in the Fairbanks district, Alaska: U.S. Geological Survey Bulletin 1024-I, p. 179-216.

Chapman, R. M. and Foster, R. L., 1969, Lode mines and prospects in the Fairbanks mining district, Alaska: U.S. Geological Survey Professional Paper 625D, 25 p., 1 plate.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geological and Geophysical Survey, PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpublished Masters Thesis, University of Alaska – Fairbanks.

Douglas, T.A., Layer, P.W., Newberry, R.J., Keskinen, M.J., 2002, Geochronologic and thermobarometric constraints on the metamorphic history of the Fairbanks Mining District, western Yukon-Tanana terrane, Alaska: Canadian Journal of Earth Sciences v. 39, p. 1107-1126.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Ford, M., 1982, Tungsten Hill- Gilmore Dome W- Au Mineralized Trend, 1982 Update: unpub. report for Nerco Mineral Company, 48 p.

Frantz, P., and Kirkham, R., 2005, Report for the 2004 Gil Joint Venture Exploration Program: Kinross Gold Corporation, internal report, 11 pp.

Freeman, C.J., 1999, Alaska Exploration Review: Soc. Econ. Geol. Newsletter, No. 43, p. 37.

Freeman, C.J., 2004, Executive summary for the Golden Summit Project, Fairbanks Mining District, Alaska: Avalon Development Corp., NI43-101 Technical Report GS04-EXE1, submitted to Freegold Ventures Limited, February 10, 2004, 27 p.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Freeman, C.J. and Keener, J., 2005, Executive summary for the Fish Creek Gold Property, Fairbanks Mining District, Alaska: Avalon Development Corp., NI43-101 Technical Report FS05-EXE1, submitted to Teryl Resources, March 7, 2005, 30 p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Society of Economic Geologists Special Publication 9, p. 241-274.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Economic Geology v. 86, p. 402-405.

Jenks, J.D., 2002, Summary Report, The Gil Mineral Claims Kinross/Teryl Joint Venture Project: Teryl Resources Corporation internal document, 37 pp.

Jensen, P.W. and Newberry, R.J., 2003, The True North orebody, Fairbanks District, Alaska: a distal Intrusion-related Au deposit: Canadian Institute of Mining and Metallurgy, Montreal, 27 p.

Kinross Gold Corporation, 2005a, Summary of Mineral Reserves: internal company document.

Kinross Gold Corporation, 2005b, Gil Project Summary: internal company document.

Kinross Gold Corporation, 2004, Kinross returns to profitability and expands reserves: Kinross Gold Corp., Corporate news release, March 1, 2004, 31 pp.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: University of Alaska unpublished M.S. thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, Alaska Division of Geological and Geophysical Surveys, PDF 96-16, 2 maps.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Odden, J., Snyder, L., and Frantz, P., 2004, 2003 Gil Joint Venture Summery Report: Fairbanks Gold Mining, Inc. internal report.

Odden, J., 2003, 2002 Gil Joint Venture Exploration Summary Report: Fairbanks Gold Mining, Inc. internal report, 21 pp.

Odden, J, Frantz, P., Frei, V. and Jensen, P., 2001, 2001 Gil Joint Venture Exploration Summery Report: Fairbanks Gold Mining, Inc. internal report, 19 pp.

Odden, J, Frantz, P. and Jensen, P., 2000, 2000 Gil Joint Venture Summery Report: Fairbanks Gold Mining, Inc. internal report, 56 pp.

Odden, J. and Frantz, P., 1999, 1999 Gil Joint Venture Summery Report: Fairbanks Gold Mining, Inc. internal report, 15 pp

Odden, J., Frantz, P. and Angell, W., 1998, 1998 Gil Joint Venture Summery Report: Fairbanks Gold Mining, Inc. internal report, 26 pp.

Odden, J., 1995, 1995 Gil Joint Venture Project: Fairbanks Gold Mining, Inc. internal document, 18 pp.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: Alaska Division of Geological and Geophysical Surveys, Professional Report. 106, 2 maps.

Smith, M, Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 2000, The Liese Zone, Pogo Property: A new high-grade gold deposit in Alaska: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 131-144.

Teryl Resources, 2005, Teryl Resources Corp. Announces 2005 Program and Budget for Gil Joint Venture Gold Prospect, Fairbanks, Alaska: Corporate News Release, April 19, 2005.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN
Avalon Development Corporation
P.O. Box 80268, Fairbanks, Alaska 99708
Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

          I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled “Summary Report for the Gil Gold Property, Fairbanks Mining District, Alaska, and dated May 4, 2005 (the “Technical Report”) relating to the Gil property. I worked on the Gil project in 1984 and 1985 and have acted as Teryl’s geological consultant to the Gil project since 2003.

7. Other than the above work, I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own no interest in any company or entity that owns or controls an interest in the properties which comprise the Gil project.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 4th day of May 2005.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

APPENDIX 1

Legal description of the Gil joint venture claims. All mining claims are State of Alaska mining claims located in the Fairbanks Recording District, Fairbanks Meridian, Alaska.

No.	ADL#	Claim Name	All Owners	Township	Range	Section
1	322310	GIL # 600	MCMI/FGMI & Teryl Inc.	002N	002E	23
2	322311	GIL # 601	MCMI/FGMI & Teryl Inc.	002N	002E	23
3	322312	GIL # 602	MCMI/FGMI & Teryl Inc.	002N	002E	23
4	322313	GIL # 603	MCMI/FGMI & Teryl Inc.	002N	002E	23
5	322314	GIL # 604	MCMI/FGMI & Teryl Inc.	002N	002E	24
6	322315	GIL # 605	MCMI/FGMI & Teryl Inc.	002N	002E	24
7	322316	GIL # 606	MCMI/FGMI & Teryl Inc.	002N	002E	24
8	322321	GIL # 700	MCMI/FGMI & Teryl Inc.	002N	002E	26
9	322322	GIL # 701	MCMI/FGMI & Teryl Inc.	002N	002E	26
10	322323	GIL # 702	MCMI/FGMI & Teryl Inc.	002N	002E	26
11	322324	GIL # 703	MCMI/FGMI & Teryl Inc.	002N	002E	26
12	322325	GIL # 704	MCMI/FGMI & Teryl Inc.	002N	002E	25
13	322326	GIL # 705	MCMI/FGMI & Teryl Inc.	002N	002E	25
14	322331	GIL # 800	MCMI/FGMI & Teryl Inc.	002N	002E	26
15	332002	GIL # 200	MCMI/FGMI & Teryl Inc.	002N	002E	14
16	332003	GIL # 201	MCMI/FGMI & Teryl Inc.	002N	002E	14
17	332004	GIL # 202	MCMI/FGMI & Teryl Inc.	002N	002E	14
18	332005	GIL # 203	MCMI/FGMI & Teryl Inc.	002N	002E	14
19	332006	GIL # 204	MCMI/FGMI & Teryl Inc.	002N	002E	13
20	332007	GIL # 205	MCMI/FGMI & Teryl Inc.	002N	002E	13
21	332008	GIL # 206	MCMI/FGMI & Teryl Inc.	002N	002E	13
22	332009	GIL # 207	MCMI/FGMI & Teryl Inc.	002N	002E	13
23	332010	GIL # 300	MCMI/FGMI & Teryl Inc.	002N	002E	23
24	332011	GIL # 301	MCMI/FGMI & Teryl Inc.	002N	002E	23
25	332012	GIL # 302	MCMI/FGMI & Teryl Inc.	002N	002E	23
26	332013	GIL # 303	MCMI/FGMI & Teryl Inc.	002N	002E	23
27	332014	GIL # 304	MCMI/FGMI & Teryl Inc.	002N	002E	24
28	332015	GIL # 305	MCMI/FGMI & Teryl Inc.	002N	002E	24
29	332016	GIL # 306	MCMI/FGMI & Teryl Inc.	002N	002E	24
30	332017	GIL # 307	MCMI/FGMI & Teryl Inc.	002N	002E	24
31	332018	GIL # 400	MCMI/FGMI & Teryl Inc.	002N	002E	23
32	332019	GIL # 401	MCMI/FGMI & Teryl Inc.	002N	002E	23
33	332020	GIL # 402	MCMI/FGMI & Teryl Inc.	002N	002E	23
34	332021	GIL # 403	MCMI/FGMI & Teryl Inc.	002N	002E	23
35	332022	GIL # 404	MCMI/FGMI & Teryl Inc.	002N	002E	24
36	332023	GIL # 405	MCMI/FGMI & Teryl Inc.	002N	002E	24
37	332024	GIL # 406	MCMI/FGMI & Teryl Inc.	002N	002E	24
38	332025	GIL # 407	MCMI/FGMI & Teryl Inc.	002N	002E	24
39	322299	GIL # 500	MCMI/FGMI & Teryl Inc.	002N	002E	23
40	322300	GIL # 501	MCMI/FGMI & Teryl Inc.	002N	002E	23
41	322301	GIL # 502	MCMI/FGMI & Teryl Inc.	002N	002E	23
42	322302	GIL # 503	MCMI/FGMI & Teryl Inc.	002N	002E	23
43	322303	GIL # 504	MCMI/FGMI & Teryl Inc.	002N	002E	23
44	322304	GIL # 505	MCMI/FGMI & Teryl Inc.	002N	002E	23
45	322305	GIL # 506	MCMI/FGMI & Teryl Inc.	002N	002E	23
46	336028	GIL # 208	MCMI/FGMI & Teryl Inc.	002N	003E	18
47	336029	GIL # 308	MCMI/FGMI & Teryl Inc.	002N	002E	24

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	ADL#	Claim Name	All Owners	Township	Range	Section
48	336030	GIL # 408	MCMI/FGMI & Teryl Inc.	002N	003E	19
49	336031	GIL # 507	MCMI/FGMI & Teryl Inc.	002N	002E	23
50	352217	GIL # 110	MCMI/FGMI & Teryl Inc.	002N	003E	18
51	352218	GIL # 111	MCMI/FGMI & Teryl Inc.	002N	003E	18
52	352219	GIL # 112	MCMI/FGMI & Teryl Inc.	002N	003E	17
53	352220	GIL # 113	MCMI/FGMI & Teryl Inc.	002N	003E	17
54	352221	GIL # 114	MCMI/FGMI & Teryl Inc.	002N	003E	17
55	352233	GIL # 210	MCMI/FGMI & Teryl Inc.	002N	003E	18
56	352234	GIL # 211	MCMI/FGMI & Teryl Inc.	002N	003E	18
57	352235	GIL # 212	MCMI/FGMI & Teryl Inc.	002N	003E	17
58	352241	GIL # 310	MCMI/FGMI & Teryl Inc.	002N	003E	19
59	352242	GIL # 311	MCMI/FGMI & Teryl Inc.	002N	003E	19
60	352247	GIL # 410	MCMI/FGMI & Teryl Inc.	002N	003E	19
61	352248	GIL # 411	MCMI/FGMI & Teryl Inc.	002N	003E	19
62	352253	GIL # 510	MCMI/FGMI & Teryl Inc.	002N	003E	19
63	352254	GIL # 511	MCMI/FGMI & Teryl Inc.	002N	003E	19
64	352255	GIL # 608	MCMI/FGMI & Teryl Inc.	002N	003E	19
65	352256	GIL # 609	MCMI/FGMI & Teryl Inc.	002N	003E	19
66	352257	GIL # 610	MCMI/FGMI & Teryl Inc.	002N	003E	19
67	352258	GIL # 611	MCMI/FGMI & Teryl Inc.	002N	003E	19
68	352259	GIL # 707	MCMI/FGMI & Teryl Inc.	002N	002E	25
69	352260	GIL # 708	MCMI/FGMI & Teryl Inc.	002N	003E	30
70	352261	GIL # 709	MCMI/FGMI & Teryl Inc.	002N	003E	30
71	352266	GIL # 806	MCMI/FGMI & Teryl Inc.	002N	002E	25
72	352267	GIL # 807	MCMI/FGMI & Teryl Inc.	002N	002E	25
73	352268	GIL # 808	MCMI/FGMI & Teryl Inc.	002N	003E	20
74	352272	GIL # 901	MCMI/FGMI & Teryl Inc.	002N	002E	26
75	352273	GIL # 902	MCMI/FGMI & Teryl Inc.	002N	002E	26
76	352274	GIL # 903	MCMI/FGMI & Teryl Inc.	002N	002E	26
77	352275	GIL # 904	MCMI/FGMI & Teryl Inc.	002N	002E	25
78	352276	GIL # 905	MCMI/FGMI & Teryl Inc.	002N	002E	25
79	352277	GIL # 906	MCMI/FGMI & Teryl Inc.	002N	002E	25
80	352278	GIL # 907	MCMI/FGMI & Teryl Inc.	002N	002E	25
81	352281	GIL #1011	MCMI/FGMI & Teryl Inc.	003N	003E	18
82	352282	GIL #1012	MCMI/FGMI & Teryl Inc.	002N	003E	17
83	352283	GIL #1013	MCMI/FGMI & Teryl Inc.	002N	003E	17
84	352284	GIL #1014	MCMI/FGMI & Teryl Inc.	002N	003E	17
85	352285	GIL #1015	MCMI/FGMI & Teryl Inc.	002N	003E	17
86	352286	GIL #1016	MCMI/FGMI & Teryl Inc.	002N	003E	16
87	352296	GIL #1112	MCMI/FGMI & Teryl Inc.	002N	003E	17
88	352297	GIL #1113	MCMI/FGMI & Teryl Inc.	002N	003E	17
89	352298	GIL #1114	MCMI/FGMI & Teryl Inc.	002N	003E	17
90	352299	GIL #1115	MCMI/FGMI & Teryl Inc.	002N	003E	17
91	352300	GIL #1116	MCMI/FGMI & Teryl Inc.	002N	003E	16
92	352301	GIL #1117	MCMI/FGMI & Teryl Inc.	002N	003E	16
93	352302	GIL #1118	MCMI/FGMI & Teryl Inc.	002N	003E	16
94	352303	GIL #1119	MCMI/FGMI & Teryl Inc.	002N	003E	16
95	352304	GIL #1120	MCMI/FGMI & Teryl Inc.	002N	003E	15
96	352310	GIL #1214	MCMI/FGMI & Teryl Inc.	002N	003E	8
97	352311	GIL #1215	MCMI/FGMI & Teryl Inc.	002N	003E	9
98	352312	GIL #1216	MCMI/FGMI & Teryl Inc.	002N	003E	9
99	352313	GIL #1217	MCMI/FGMI & Teryl Inc.	002N	003E	9
100	352314	GIL #1218	MCMI/FGMI & Teryl Inc.	002N	003E	9
101	352315	GIL #1219	MCMI/FGMI & Teryl Inc.	002N	003E	9

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	ADL#	Claim Name	All Owners	Township	Range	Section
102	352316	GIL #1220	MCMI/FGMI & Teryl Inc.	002N	003E	10
103	352322	GIL #1315	MCMI/FGMI & Teryl Inc.	002N	003E	8
104	352323	GIL #1316	MCMI/FGMI & Teryl Inc.	002N	003E	9
105	352324	GIL #1317	MCMI/FGMI & Teryl Inc.	002N	003E	9
106	352325	GIL #1318	MCMI/FGMI & Teryl Inc.	002N	003E	9
107	352326	GIL #1319	MCMI/FGMI & Teryl Inc.	002N	003E	9
108	352327	GIL #1320	MCMI/FGMI & Teryl Inc.	002N	003E	10
109	352333	GIL #1416	MCMI/FGMI & Teryl Inc.	002N	003E	9
110	352334	GIL #1417	MCMI/FGMI & Teryl Inc.	002N	003E	9
111	352335	GIL #1418	MCMI/FGMI & Teryl Inc.	002N	003E	9
112	352336	GIL #1419	MCMI/FGMI & Teryl Inc.	002N	003E	9
113	352337	GIL #1420	MCMI/FGMI & Teryl Inc.	002N	003E	10
114	352338	GIL #1421	MCMI/FGMI & Teryl Inc.	002N	003E	10
115	352339	GIL #1422	MCMI/FGMI & Teryl Inc.	002N	003E	10
116	352340	GIL #1423	MCMI/FGMI & Teryl Inc.	002N	003E	10
117	352354	GIL #1517	MCMI/FGMI & Teryl Inc.	002N	003E	9
118	352355	GIL #1518	MCMI/FGMI & Teryl Inc.	002N	003E	9
119	352356	GIL #1519	MCMI/FGMI & Teryl Inc.	002N	003E	9
120	352357	GIL #1520	MCMI/FGMI & Teryl Inc.	002N	003E	10
121	352358	GIL #1521	MCMI/FGMI & Teryl Inc.	002N	003E	10
122	352359	GIL #1522	MCMI/FGMI & Teryl Inc.	002N	003E	10
123	352360	GIL #1523	MCMI/FGMI & Teryl Inc.	002N	003E	10
124	352374	GIL #1618	MCMI/FGMI & Teryl Inc.	002N	003E	4
125	352375	GIL #1619	MCMI/FGMI & Teryl Inc.	002N	003E	4
126	352376	GIL #1620	MCMI/FGMI & Teryl Inc.	002N	003E	3
127	352377	GIL #1621	MCMI/FGMI & Teryl Inc.	002N	003E	3
128	352378	GIL #1622	MCMI/FGMI & Teryl Inc.	002N	003E	3
129	352379	GIL #1623	MCMI/FGMI & Teryl Inc.	002N	003E	3
130	352380	GIL #1624	MCMI/FGMI & Teryl Inc.	002N	003E	2
131	352381	GIL #1625	MCMI/FGMI & Teryl Inc.	002N	003E	2
132	352382	GIL #1626	MCMI/FGMI & Teryl Inc.	002N	003E	2
133	352383	GIL #1627	MCMI/FGMI & Teryl Inc.	002N	003E	2
134	352384	GIL #1628	MCMI/FGMI & Teryl Inc.	002N	003E	1
135	352385	GIL #1629	MCMI/FGMI & Teryl Inc.	002N	003E	1
136	352386	GIL #1630	MCMI/FGMI & Teryl Inc.	002N	003E	1
137	352387	GIL #1631	MCMI/FGMI & Teryl Inc.	002N	003E	1
138	352394	GIL #1719	MCMI/FGMI & Teryl Inc.	002N	003E	4
139	352395	GIL #1720	MCMI/FGMI & Teryl Inc.	002N	003E	3 & 4
140	352396	GIL #1721	MCMI/FGMI & Teryl Inc.	002N	003E	3
141	352397	GIL #1722	MCMI/FGMI & Teryl Inc.	002N	003E	3
142	352398	GIL #1723	MCMI/FGMI & Teryl Inc.	002N	003E	3
143	352399	GIL #1724	MCMI/FGMI & Teryl Inc.	002N	003E	2 & 3
144	352400	GIL #1725	MCMI/FGMI & Teryl Inc.	002N	003E	2
145	352401	GIL #1726	MCMI/FGMI & Teryl Inc.	002N	003E	2
146	352402	GIL #1727	MCMI/FGMI & Teryl Inc.	002N	003E	2
147	352403	GIL #1728	MCMI/FGMI & Teryl Inc.	002N	003E	2
148	352404	GIL #1729	MCMI/FGMI & Teryl Inc.	002N	003E	1 & 2
149	352405	GIL #1730	MCMI/FGMI & Teryl Inc.	002N	003E	1
150	352406	GIL #1731	MCMI/FGMI & Teryl Inc.	002N	003E	1
151	352413	GIL #1820	MCMI/FGMI & Teryl Inc.	002N	003E	3 & 4
152	352414	GIL #1821	MCMI/FGMI & Teryl Inc.	002N	003E	3
153	352415	GIL #1822	MCMI/FGMI & Teryl Inc.	002N	003E	3
154	352416	GIL #1823	MCMI/FGMI & Teryl Inc.	002N	003E	3
155	352417	GIL #1824	MCMI/FGMI & Teryl Inc.	002N	003E	2

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	ADL#	Claim Name	All Owners	Township	Range	Section
156	352418	GIL #1826	MCMI/FGMI & Teryl Inc.	002N	003E	2
157	352419	GIL #1827	MCMI/FGMI & Teryl Inc.	002N	003E	2
158	352420	GIL #1828	MCMI/FGMI & Teryl Inc.	002N	003E	1
159	352421	GIL #1829	MCMI/FGMI & Teryl Inc.	002N	003E	1
160	352422	GIL #1830	MCMI/FGMI & Teryl Inc.	002N	003E	1
161	352423	GIL #1831	MCMI/FGMI & Teryl Inc.	002N	003E	1
162	352430	GIL #1926	MCMI/FGMI & Teryl Inc.	002N	003E	2
163	352431	GIL #1927	MCMI/FGMI & Teryl Inc.	002N	003E	2
164	352432	GIL #1928	MCMI/FGMI & Teryl Inc.	002N	003E	1
165	352433	GIL #1929	MCMI/FGMI & Teryl Inc.	002N	003E	1
166	557001	LC 32	MCMI/FGMI & Teryl Inc.	002N	002E	26
167	557002	LC 33	MCMI/FGMI & Teryl Inc.	002N	002E	26
168	557879	GIL 1825	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
169	557880	GIL 1920	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3
170	557881	GIL 1921	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3
171	557882	GIL 1922	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3
172	557883	GIL 1923	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3
173	557884	GIL 1924	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3 & 2
174	557885	GIL 1925	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
175	557886	GIL 1930	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	1
176	557887	GIL 2024	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	3 & 2
177	557888	GIL 2025	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
178	557889	GIL 2026	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
179	557890	GIL 2027	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
180	557891	GIL 2028	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2
181	557892	GIL 2029	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	2 & 1
182	557893	GIL 2030	MCMI/FGMI (in process of being added to Joint Venture)	002N	003E	1

APPENDIX 2

Summary of significant drilling results from the Gil project. Data from Frantz and Kirkham (2005), Odden and others (2004), Odden (2003), Jenks (2002), Odden and others (2001), Odden and others (2000), Odden and Frantz (1999) and Odden and others (1998).

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR94-33	1994-1997	50	140	90	0.067	Main Gil
GVR95-37	1994-1997	45	175	130	0.11	Main Gil
GVR95-38	1994-1997	50	70	20	0.031	Main Gil
GVR95-39	1994-1997	30	55	25	0.063	Main Gil
GVR95-40	1994-1997	50	90	40	0.028	Main Gil
GVR95-42	1994-1997	115	195	80	0.026	Main Gil
GVR95-43	1994-1997	145	255	110	0.037	Main Gil
GVR95-44	1994-1997	90	120	30	0.032	Main Gil
GVR95-45	1994-1997	125	140	15	0.016	Main Gil
GVR95-45	1994-1997	180	210	30	0.02	Main Gil
GVR95-46	1994-1997	90	120	30	0.058	Main Gil
GVR95-47	1994-1997	195	220	25	0.03	Main Gil
GVR95-47	1994-1997	275	315	40	0.026	Main Gil
GVR95-48	1994-1997	75	120	45	0.031	Main Gil
GVR95-48	1994-1997	150	195	45	0.038	Main Gil
GVR95-49	1994-1997	180	250	70	0.072	Main Gil
GVR95-49	1994-1997	40	70	30	0.026	Main Gil
GVR95-50	1994-1997	220	390	170	0.041	Main Gil
GVR95-51	1994-1997	75	210	135	0.022	Main Gil
GVR95-52	1994-1997	260	330	70	0.03	Main Gil
GVR95-53	1994-1997	25	50	25	0.029	Main Gil
GVR95-53	1994-1997	160	175	15	0.025	Main Gil
GVR95-53	1994-1997	210	235	25	0.033	Main Gil
GVR97-55	1994-1997	0	65	65	0.025	Main Gil
GVR97-55	1994-1997	95	115	20	0.02	Main Gil
GVR97-55	1994-1997	140	190	50	0.031	Main Gil
GVR97-56	1994-1997	0	25	25	0.013	Main Gil
GVR97-56	1994-1997	100	135	35	0.013	Main Gil
GVR97-57	1994-1997	0	40	40	0.026	Main Gil
GVR97-58	1994-1997	85	100	15	0.021	Main Gil
GVR97-59	1994-1997	0	45	45	0.018	Main Gil
GVR97-60	1994-1997	165	195	30	0.043	Main Gil
GVR97-63	1994-1997	385	415	30	0.026	Main Gil
GVR97-64	1994-1997	110	200	90	0.024	Main Gil
GVR97-65	1994-1997	240	260	20	0.034	Main Gil
GVR97-65	1994-1997	310	350	40	0.023	Main Gil
GVR97-66	1994-1997	0	170	170	0.048	Main Gil
GVR98-69	1998	45	85	40	0.057	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR98-69	1998	100	115	15	0.64	Main Gil
GVR98-69	1998	130	205	75	0.02	Main Gil
GVR98-69	1998	250	310	60	0.045	Main Gil
GVR98-70	1998	40	80	40	0.089	Main Gil
GVR98-70	1998	135	170	35	0.022	Main Gil
GVR98-71	1998	45	100	55	0.016	Main Gil
GVR98-72	1998	20	40	20	0.018	Main Gil
GVR98-73	1998	25	45	20	0.018	Main Gil
GVR98-74	1998	175	200	25	0.056	Main Gil
GVR98-74	1998	440	480	40	0.072	Main Gil
GVR98-75	1998	130	140	10	0.11	Main Gil
GVR98-76	1998	30	55	25	0.034	Main Gil
GVR98-76	1998	140	160	20	0.02	Main Gil
GVR98-76	1998	200	250	50	0.022	Main Gil
GVR98-77	1998	25	80	55	0.042	Main Gil
GVR98-83	1998	220	270	50	0.018	Main Gil
GVR98-86	1998	55	135	80	0.131	Main Gil
GVR98-87	1998	150	185	35	0.049	Main Gil
GVR98-87	1998	465	504	40	0.052	Main Gil
GVR98-88	1998	5	45	40	0.018	North Gil
GVR98-88	1998	305	315	10	0.056	North Gil
GVR98-88	1998	365	405	40	0.024	North Gil
GVR98-89	1998	20	60	40	0.035	North Gil
GVR98-89	1998	115	210	95	0.025	North Gil
GVR98-91	1998	115	120	5	0.106	Main Gil
GVC98-94	1998	125	175	50	0.017	Main Gil
GVC98-94	1998	350	575	225	0.032	Main Gil
GVR98-95	1998	95	115	20	0.016	Main Gil
GVR98-95	1998	375	405	30	0.061	Main Gil
GVR98-95	1998	420	460	40	0.11	Main Gil
GVC98-96	1998	570	650	80	0.02	Main Gil
GVR98-97	1998	145	205	60	0.023	Main Gil
GVR98-97	1998	350	490	140	0.044	Main Gil
GVR98-99	1998	115	180	65	0.041	Main Gil
GVC98-99	1998	560	595	35	0.021	Main Gil
GVC98-99	1998	815	835	20	0.017	Main Gil
GVR98-100	1998	380	470	90	0.025	Main Gil
GVC98-101	1998	35	50	15	0.028	Main Gil
GVC98-101	1998	95	110	15	0.122	Main Gil
GVC98-101	1998	255	330	75	0.043	Main Gil
GVC98-101	1998	385	405	20	0.029	Main Gil
GVC98-101	1998	445	450	5	0.13	Main Gil
GVC00-103	1999	5	15	10	0.447	Main Gil
GVC00-103	1999	135	150	15	0.219	Main Gil
GVC00-103	1999	295	325	30	0.036	Main Gil
GVC00-103	1999	420	430	10	0.147	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR00-104	1999	20	90	70	0.037	North Gil
GVR00-104	1999	180	190	10	0.094	North Gil
GVR00-104	1999	290	315	25	0.023	North Gil
GVC00-105	1999	180	190	10	0.227	Main Gil
GVC00-105	1999	235	245	10	0.025	Main Gil
GVC00-105	1999	270	290	20	0.0225	Main Gil
GVC00-105	1999	380	390	10	0.0895	Main Gil
GVC00-105	1999	530	615	85	0.0518	Main Gil
GVC00-106	1999	65	110	45	0.025	Main Gil
GVC00-106	1999	130	170	40	0.014	Main Gil
GVC00-106	1999	245	410	165	0.028	Main Gil
GVR00-107	1999	65	165	100	0.029	North Gil
GVR00-107	1999	230	255	25	0.029	North Gil
GVR00-107	1999	395	425	30	0.024	North Gil
GVR00-108	1999	160	180	20	0.194	North Gil
GVC00-109	1999	255	280	25	0.037	North Gil
GVC00-109	1999	305	425	120	0.021	North Gil
GVC00-110	1999	225	250	25	0.0234	North Gil
GVC00-110	1999	390	395	5	0.112	North Gil
GVR00-111	1999	10	125	115	0.024	North Gil
GVR00-111	1999	180	205	25	0.028	North Gil
GVR00-112	1999	15	30	15	0.04	North Gil
GVR00-115	1999	35	50	15	0.059	North Gil
GVR00-115	1999	140	165	25	0.058	North Gil
GVC00-116	2000	440	520	80	0.036	Main Gil
GVC00-117	2000	60	65	5	0.115	Main Gil
GVC00-117	2000	230	350	120	0.031	Main Gil
GVC00-118	2000	200	275	75	0.031	Main Gil
GVC00-119	2000	385	390	5	0.105	Main Gil
GEC00-120	2000	55	90	35	0.047	Main Gil
GVC00-121	2000	355	420	65	0.02	Main Gil
GVC00-122	2000	240	260	20	0.18	North Gil
GVC00-123	2000	105	130	25	0.038	North Gil
GVC00-123	2000	170	185	15	0.329	North Gil
GVC00-124	2000	195	220	25	0.046	North Gil
GVR00-127	2000	10	40	30	0.017	Main Gil
GVR00-127	2000	155	200	45	0.018	Main Gil
GVR00-128	2000	55	100	45	0.018	Main Gil
GVR00-129	2000	50	65	15	0.067	Main Gil
GVR00-130	2000	115	130	15	0.124	Main Gil
GVR00-130	2000	260	275	15	0.177	Main Gil
GVR00-130	2000	360	385	25	0.02	Main Gil
GVR00-130	2000	440	545	105	0.042	Main Gil
GVR00-133	2000	115	145	30	0.033	Main Gil
GVR00-133	2000	165	200	35	0.133	Main Gil
GER00-134	2000	245	275	30	0.039	Main Gil
GVR00-135	2000	115	120	5	0.092	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR00-137	2000	10	20	10	0.052	Main Gil
GVR00-137	2000	65	130	65	0.072	Main Gil
GVR00-138	2000	60	105	45	0.065	Main Gil
GVR00-138	2000	150	300	150	0.037	Main Gil
GVR00-139	2000	15	80	65	0.119	Main Gil
GVR00-139	2000	190	255	65	0.031	Main Gil
GVR00-140	2000	30	135	105	0.037	Main Gil
GVC00-143	2000	250	290	40	0.059	Main Gil
GVC00-143	2000	330	340	10	0.092	Main Gil
GVR00-145	2000	45	125	80	0.048	Main Gil
GVR00-146	2000	30	60	30	0.089	North Gil
GVR00-146	2000	95	145	50	0.035	North Gil
GVR00-147	2000	45	85	40	0.24	North Gil
GVR00-147	2000	215	400	185	0.023	North Gil
GVR00-149	2000	35	90	55	0.036	Main Gil
GVR00-151	2000	90	130	40	0.026	Main Gil
GVR00-152	2000	165	330	165	0.014	North Gil
GVR00-152	2000	375	395	20	0.053	North Gil
GVR00-153	2000	135	270	135	0.022	North Gil
GVR00-153	2000	335	380	45	0.024	North Gil
GVR00-154	2000	110	125	15	0.04	North Gil
GVR00-155	2000	320	335	15	0.082	North Gil
GVR00-155	2000	425	460	35	0.023	North Gil
GVR00-158	2000	490	530	40	0.042	Main Gil
GVC00-160	2000	50	105	55	0.025	Main Gil
GVC00-160	2000	270	365	95	0.02	Main Gil
GVC00-161	2000	305	425	120	0.042	Main Gil
GVC00-162	2000	0	90	90	0.018	North Gil
GVC00-162	2000	170	190	20	0.026	North Gil
GVC00-163	2000	325	335	10	0.058	North Gil
GVC00-164	2000	175	260	85	0.019	North Gil
GVR00-166	2000	0	40	40	0.023	Main Gil
GVR00-167	2000	175	250	75	0.044	Main Gil
GVR00-168	2000	0	30	30	0.037	Main Gil
GVR00-169	2000	135	150	15	0.03	North Gil
GVR00-169	2000	330	450	120	0.118	North Gil
GVR00-170	2000	65	105	40	0.02	North Gil
GVR00-171	2000	40	60	20	0.029	North Gil
GVR00-171	2000	150	175	25	0.158	North Gil
GVR00-171	2000	365	385	20	0.041	North Gil
GVR00-172	2000	55	115	60	0.026	North Gil
GVR00-172	2000	85	115	30	0.035	North Gil
GVR00-172	2000	145	160	15	0.032	North Gil
GVR00-173	2000	10	140	130	0.039	Main Gil
GVR00-174	2000	180	200	20	0.026	Main Gil
GVC00-175	2000	110	135	25	0.166	Main Gil
GVC00-175	2000	195	245	50	0.014	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVC00-176	2000	400	510	110	0.048	Main Gil
GVC00-177	2000	210	275	65	0.036	Main Gil
GVC00-179	2000	85	180	95	0.041	Main Gil
GVC00-180	2000	0	70	70	0.023	Main Gil
GVC00-180	2000	140	195	55	0.044	Main Gil
GVR00-181	2000	220	290	70	0.03	Main Gil
GVR00-183	2000	200	230	30	0.017	North Gil
GVR00-183	2000	245	250	5	0.082	North Gil
GVR00-183	2000	290	300	10	0.039	North Gil
GVR00-185	2000	115	125	10	0.037	North Gil
GVR00-188	2000	215	255	40	0.017	Main Gil
GVR00-189	2000	40	95	55	0.016	Main Gil
GVC00-190	2000	10	65	55	0.015	Main Gil
GVC00-192	2000	45	65	20	0.035	North Gil
GVC00-192	2000	140	155	15	0.033	North Gil
GVC00-192	2000	195	215	20	0.032	North Gil
GVC00-193	2000	245	255	10	0.189	North Gil
GVC00-193	2000	280	285	5	0.097	North Gil
GVC00-193	2000	305	315	10	0.074	North Gil
GVC00-193	2000	440	450	10	0.104	North Gil
GVC00-194	2000	170	180	10	0.09	North Gil
GVC00-194	2000	205	250	45	0.017	North Gil
GVC00-195	2000	100	110	10	0.095	Main Gil
GVC00-195	2000	335	360	25	0.024	Main Gil
GVC00-195	2000	395	440	45	0.032	Main Gil
GVC00-196	2000	195	205	10	0.066	Main Gil
GVC00-197	2000	265	270	5	0.102	North Gil
GVR00-198	2000	10	35	25	0.019	Main Gil
GVR00-199	2000	25	65	40	0.021	Main Gil
GVR00-201	2000	5	80	75	0.138	Main Gil
GVR00-201	2000	205	330	125	0.053	Main Gil
GVR00-205	2000	165	225	60	0.038	Main Gil
GVR00-206	2000	5	125	120	0.05	Main Gil
GVR00-206	2000	195	325	130	0.041	Main Gil
GVR00-207	2000	210	230	20	0.04	Main Gil
GVR00-207	2000	300	350	50	0.018	Main Gil
GVR00-209	2000	75	90	15	0.06	Main Gil
GVR00-210	2000	70	100	30	0.016	Main Gil
GVR00-211	2000	5	25	20	0.064	Main Gil
GVR00-212	2000	125	155	20	0.019	Main Gil
GVR00-212	2000	215	300	85	0.021	Main Gil
GVR00-212	2000	315	330	15	0.021	Main Gil
GVR00-213	2000	70	145	75	0.051	Main Gil
GVR00-214	2000	190	265	75	0.022	Main Gil
GVR00-215	2000	290	325	35	0.015	Main Gil
GVR00-215	2000	440	455	15	0.016	Main Gil
GVR00-218	2000	235	240	5	0.056	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR00-219	2000	420	430	10	0.026	Main Gil
GVR00-219	2000	475	485	15	0.018	Main Gil
GVR00-220	2000	45	50	5	0.117	Main Gil
GVR00-220	2000	145	195	50	0.024	Main Gil
GVR00-220	2000	250	265	15	0.022	Main Gil
GVR00-220	2000	420	440	20	0.016	Main Gil
GVR00-221	2000	70	90	20	0.035	Main Gil
GVR00-221	2000	115	160	45	0.068	Main Gil
GVR00-221	2000	270	285	15	0.124	Main Gil
GVR00-221	2000	415	420	5	0.182	Main Gil
GVR00-222	2000	110	115	5	0.175	Main Gil
GVR00-222	2000	215	230	15	0.176	Main Gil
GVR00-223	2000	145	175	30	0.033	Main Gil
GVR00-223	2000	360	390	30	0.017	Main Gil
GVR00-225	2000	60	85	25	0.022	Main Gil
GVR00-225	2000	105	135	30	0.02	Main Gil
GVR00-225	2000	260	280	20	0.04	Main Gil
GVR00-226	2000	85	165	80	0.026	Main Gil
GVR00-226	2000	215	255	40	0.016	Main Gil
GVR00-227	2000	130	140	10	0.07	Main Gil
GVR00-227	2000	195	240	45	0.072	Main Gil
GVR00-229	2000	45	105	60	0.033	Main Gil
GVR00-229	2000	220	260	40	0.02	Main Gil
GVR00-230	2000	70	125	55	0.024	Main Gil
GVR00-231	2000	55	85	30	0.016	Main Gil
GVR00-232	2000	0	40	40	0.017	Main Gil
GVR00-232	2000	120	180	60	0.033	Main Gil
GVR00-233	2000	235	280	45	0.015	Main Gil
GVR00-233	2000	300	375	75	0.033	Main Gil
GVR00-234	2000	280	295	15	0.109	Main Gil
GVR00-235	2000	5	35	30	0.021	Main Gil
GVR00-235	2000	210	255	45	0.015	Main Gil
GVR00-235	2000	315	375	60	0.014	Main Gil
GVR00-238	2000	215	280	65	0.123	Main Gil
GVR00-239	2000	65	135	70	0.03	Main Gil
GVR00-240	2000	25	75	50	0.0231	Main Gil
GVR00-241	2000	15	30	15	0.025	Main Gil
GVR01-247	2001	15	20	5	0.037	North Gil
GVR01-250	2001	0	105	105	0.032	Sourdough Ridge
GVR01-250	2001	115	175	60	0.014	Sourdough Ridge
GVR01-251	2001	60	75	15	0.052	Sourdough Ridge
GVR01-255	2001	40	115	75	0.036	North Gil
GVR01-255	2001	185	210	25	0.019	North Gil
GVR01-256	2001	135	145	10	0.234	North Gil
GVR01-256	2001	190	240	50	0.05	North Gil
GVR01-256	2001	265	320	55	0.02	North Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR01-257	2001	235	255	20	0.025	North Gil
GVR01-258	2001	0	55	55	0.014	Sourdough Ridge
GVR01-258	2001	155	170	15	0.026	Sourdough Ridge
GVR01-259	2001	40	70	30	0.024	Sourdough Ridge
GVR01-260	2001	0	25	25	0.036	Sourdough Ridge
GVR01-261	2001	65	80	15	0.018	Sourdough Ridge
GVC02-263	2002	75	90	15	0.040	North Gil
GVC02-263	2002	375	380	5	0.132	North Gil
GVC02-263	2002	500	525	25	0.072	North Gil
GVC02-263	2002	705	710	5	0.105	North Gil
GVC02-263	2002	970	975	5	0.368	North Gil
GVC02-264	2002	30	135	105	0.060	North Gil
GVC02-265	2002	420	430	10	0.033	Sourdough Ridge
GVC02-266	2002	20	25	5	0.248	Upper Slippery Creek
GVC02-267	2002	95	110	15	0.490	Sourdough Ridge
including
GVC02-267	2002	105	110	5	1.292	Sourdough Ridge
GVC02-268	2002	30	40	10	0.1831	Upper Slippery Creek
GVR02-285	2002	265	280	15	0.228	All Gold Creek
including
GVR02-285	2002	265	270	5	0.625	All Gold Creek
GVC02-286	2002	65	80	15	0.095	North Gil
GVC02-286	2002	205	210	5	0.149	North Gil
GVR03-287	2003	105	130	25	0.03325	North Gil
GVR03-288	2003	190	200	10	0.035	North Gil
GVR03-289	2003	165	225	60	0.026	North Gil
GVR03-289	2003	335	350	15	0.043	North Gil
GVR03-290	2003	120	155	35	0.028	North Gil
GVR03-291	2003	90	100	10	0.036	Intersection Area
GVR03-291	2003	275	325	50	0.042	Intersection Area
including
GVR03-291	2003	280	285	5	0.242	Intersection Area
GVR03-292	2003	105	155	50	0.050	North Gil
GVR03-292	2003	190	200	10	0.054	North Gil
GVR03-293	2003	80	160	80	0.065	Main Gil
including
GVR03-293	2003	110	115	5	0.404	Main Gil
and including
GVR03-293	2003	140	145	5	0.259	Main Gil
GVR03-293	2003	190	235	45	0.026	Main Gil
including
GVR03-293	2003	225	230	5	0.109	Main Gil
GVR03-294	2003	180	190	10	0.038	North Gil
GVR03-294	2003	225	230	5	0.146	North Gil
GVR03-295	2003	85	110	25	0.100	Main Gil
GVR03-295	2003	250	260	10	0.053	Main Gil
GVR03-296	2003	105	110	5	0.073	North Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR03-297	2003	155.0	190	35	0.048	North Gil
including
GVR03-297	2003	180.0	190	10	0.148	North Gil
GVR03-299	2003	35	65	30	0.038	Intersection Area
GVC03-300	2003	25	60	35	0.364	North Gil
including
GVC03-300	2003	25	35	10	1.207	North Gil
GVC03-301	2003	155	170	15	0.032	North Gil
GVC03-302	2003	45	50	5	0.094	North Gil
GVC03-302	2003	340	345	5	0.520	North Gil
GVC03-302	2003	375	410	35	0.033	North Gil
GVC03-303	2003	50	95	45	0.042	Main Gil
GVC03-304	2003	0	10	10	0.071	Main Gil
GVC03-304	2003	135	200	65	0.022	Main Gil
GVC03-305	2003	115	125	10	0.05	Main Gil
GVC03-306	2003	15	50	35	0.028	Main Gil
GVC03-306	2003	110	130	20	0.081	Main Gil
including
GVC03-306	2003	115	120	5	0.252	Main Gil
GVC03-307	2003	40	75	35	0.050	Main Gil
GVC03-308	2003	60	120	60	0.045	North Gil
including
GVC03-308	2003	100	110	10	0.109	North Gil
GVC03-309	2003	225	230	5	0.0357	North Gil
GVC03-310	2003	10	130	120	0.0416	North Gil
including
GVC03-310	2003	20	60	40	0.085	North Gil
and including						North Gil
GVC03-310	2003	50	60	10	0.2505	North Gil
GVC03-310	2003	205	215	10	0.0923	North Gil
including
GVC03-310	2003	210	215	5	0.147	North Gil
GVC03-311	2003	15	50	35	0.0298	North Gil
including
GVC03-311	2003	45	50	5	0.129	North Gil
GVC03-311	2003	75	110	35	0.0215	North Gil
GVC03-311	2003	135	140	5	0.0227	North Gil
GVC03-311	2003	205	215	10	0.0641	North Gil
GVC03-311	2003	255	260	5	0.022	North Gil
GVC03-311	2003	295	300	5	0.0422	North Gil
GVC03-312	2003	130	145	15	0.0205	North Gil
GVC03-312	2003	275	280	5	0.0282	North Gil
GVC03-313	2003	15	20	5	0.0525	North Gil
GVC03-314	2003	10	55	45	0.0258	Main Gil
including
GVC03-314	2003	50	55	5	0.1395	Main Gil
GVC03-314	2003	75	125	50	0.0305	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
including
GVC03-314	2003	100	105	5	0.164	Main Gil
GVC03-315	2003	30	85	55	0.0434	Main Gil
including						Main Gil
GVC03-315	2003	30	35	5	0.242	Main Gil
GVC03-316	2003	0	90	90	0.053	Main Gil
including
GVC03-316	2003	0	15	15	0.246	Main Gil
and including
GVC03-316	2003	10	15	5	0.645	Main Gil
GVC03-316	2003	105	125	20	0.326	Main Gil
including
GVC03-316	2003	110	115	5	0.863	Main Gil
GVC03-317	2003	120	195	75	0.040	Main Gil
including
GVC03-317	2003	120	125	5	0.303	Main Gil
GVC03-317	2003	220	265	45	0.051	Main Gil
including
GVC03-317	2003	220	225	5	0.206	Main Gil
GVC03-318	2003	55	130	75	0.02	Main Gil
including
GVC03-318	2003	55	70	15	0.042	Main Gil
and including
GVC03-318	2003	115	130	15	0.03	Main Gil
GVC03-319	2003	5	10	5	0.0229	Main Gil
GVC03-319	2003	60	65	5	0.0213	Main Gil
GVC03-320	2003	5	50	45	0.0775	Main Gil
including
GVC03-320	2003	15	40	25	0.122	Main Gil
GVR03-321	2003	25	95	70	0.062	Main Gil
GVR03-321	2003	155	160	5	0.122	Main Gil
GVR03-321	2003	240	260	20	0.082	Main Gil
GVR03-321	2003	290	335	45	0.041	Main Gil
GVR03-322	2003	110	125	15	0.088	Main Gil
GVR03-323	2003	130	145	15	0.059	Intersection Zone
GVR03-323	2003	245	300	55	0.026	Intersection Zone
GVR03-324	2003	165	185	20	0.023	Intersection Zone
GVR03-324	2003	220	235	15	0.040	Intersection Zone
GVR03-325	2003	25	35	10	0.042	North Gil
GVR03-325	2003	195	215	20	0.041	North Gil
GVR03-326	2003	25	40	15	0.020	Main Gil
GVR03-327	2003	0	50	50	0.014	Main Gil
GVR03-328	2003	0	40	40	0.024	Main Gil
including
GVR03-328	2003	20	40	20	0.037	Main Gil
GVR03-329	2003	0	25	25	0.019	Main Gil
GVR03-330	2003	25	40	15	0.025	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR03-331	2003	25	65	40	0.073	Main Gil
including						Main Gil
GVR03-331	2003	30	35	5	0.249	Main Gil
GVR03-333	2003	85	95	10	0.045	Main Gil
GVR03-333	2003	145	185	40	0.039	Main Gil
GVC03-335	2003	5	30	25	0.240	Main Gil
GVR03-349	2003	50	75	25	0.046	Sourdough Ridge
GVR03-349	2003	135	210	75	0.030	Sourdough Ridge
including
GVR03-349	2003	195	205	10	0.101	Sourdough Ridge
GVR03-350	2003	155	185	30	0.018	Sourdough Ridge
GVR03-351	2003	40	55	15	0.0638	Main Gil
GVR03-351	2003	230	245	15	0.028	Main Gil
GVR03-353	2003	5	65	60	0.116	Main Gil
including
GVR03-353	2003	10	40	30	0.202	Main Gil
GVR03-356	2003	45	80	35	0.03	Main Gil
including
GVR03-356	2003	45	50	5	0.12	Main Gil
GVR03-357	2003	275	295	20	0.068	Main Gil
GVR03-359	2003	60	85	25	0.016	Intersection Area
GVR03-360	2003	15	20	5	0.0299	Intersection Area
GVR03-360	2003	50	110	60	0.0925	Intersection Area
including
GVR03-360	2003	55	60	5	0.592	Intersection Area
GVR03-360	2003	75	80	5	0.202	Intersection Area
GVR03-360	2003	95	110	15	0.0234	Intersection Area
GVR03-361	2003	45	60	15	0.0197	Intersection Area
GVR03-361	2003	90	95	5	0.0243	Intersection Area
GVR03-361	2003	130	135	5	0.0353	Intersection Area
GVR03-362	2003	80	90	10	0.0384	Intersection Area
GVR03-363	2003	50	55	5	0.0324	Intersection Area
GER03-366	2003	0	15	15	0.1	Intersection Area
GER03-368	2003	65	75	10	0.11	Intersection Area
GVR03-369	2003	70	75	5	0.0296	Intersection Area
GVR03-372	2003	155	270	115	0.015	Main Gil
GVR03-373	2003	0	90	90.0	0.038	Main Gil
including
GVR03-373	2003	40	45	5	0.209	Main Gil
and including
GVR03-373	2003	65	70	5	0.101	Main Gil
GVR03-374	2003	10	35	25	0.014	Main Gil
GVR03-375	2003	5	85	80	0.040	Main Gil
GVR03-376	2003	0	15	15	0.038	Main Gil
GVR03-376	2003	80	160	80	0.023	Main Gil
GVR03-377	2003	25	65	40	0.033	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
including
GVR03-377	2003	35	40	5	0.161	Main Gil
GVR03-377	2003	180	260	80	0.027	Main Gil
GVR03-378	2003	0	145	145	0.026	Main Gil
including
GVR03-378	2003	25	30	5	0.206	Main Gil
GVR03-379	2003	0	25	25	0.045	Main Gil
including
GVR03-379	2003	15	20	5	0.175	Main Gil
GVR03-379	2003	145	215	70	0.043	Main Gil
including
GVR03-379	2003	145	150	5	0.281	Main Gil
GVR03-380	2003	45	50	5	0.029	Main Gil
GVR03-380	2003	80	105	25	0.023	Main Gil
GVR03-380	2003	195	255	60	0.019	Main Gil
GVR03-381	2003	65	70	5	0.0214	Main Gil
GVR03-386	2003	5	15	10	0.023	Main Gil
GVR03-386	2003	40	60	20	0.038	Main Gil
including
GVR03-386	2003	45	50	5	0.113	Main Gil
GVR03-386	2003	130	220	90	0.013	Main Gil
GVR03-388	2003	40	55	15	0.076	Main Gil
GVR03-388	2003	310	345	35	0.026	Main Gil
GVR03-391	2003	5	25	20	0.031	Main Gil
GVR03-391	2003	65	90	25	0.035	Main Gil
GVR03-392	2003	50	80	30	0.143	Main Gil
GVR03-392	2003	115	150	35	0.032	Main Gil
GVR03-392	2003	155	200	45	0.0297	Main Gil
GVR03-393	2003	50	80	30	0.14345	Main Gil
including
GVR03-393	2003	60	65	5	0.276	Main Gil
and including
GVR03-393	2003	70	75	5	0.239	Main Gil
GVR03-393	2003	120	200	80	0.0315	Main Gil
GVR03-396	2003	30	60	30	0.036	Main Gil
GVR03-397	2003	10	45	35	0.032	Main Gil
GVR03-398	2003	135	270	135	0.087	Main Gil
including
GVR03-398	2003	170	175	5	0.718	Main Gil
and including
GVR03-398	2003	195	215	20	0.196	Main Gil
GVR03-399	2003	25	35	10	0.1553	Main Gil
including
GVR03-399	2003	30	35	5	0.249	Main Gil
GVR03-400	2003	125	130	5	0.0217	Main Gil

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR03-400	2003	155	160	5	0.0228	Main Gil
GVR03-400	2003	230	235	5	0.0805	Main Gil
GVR03-401	2003	65	70	5	0.0242	Main Gil
GVR03-402	2003	40	65	25	0.06	Main Gil
including
GVR03-402	2003	45	50	5	0.206	Main Gil
GVR03-402	2003	125	140	15	0.03936	Main Gil
GVR03-403	2003	120	125	5	0.059	Main Gil
GVR03-403	2003	155	195	40	0.1258	Main Gil
including
GVR03-403	2003	185	195	10	0.419	Main Gil
GVR03-404	2003	0	5	5	0.0203	Main Gil
GVR03-404	2003	95	145	50	0.0233	Main Gil
GVR03-405	2003	5	40	35	0.038	Main Gil
including
GVR03-405	2003	35	40	5	0.172	Main Gil
GVR03-406	2003	0	40	40	0.034	Main Gil
GVR03-406	2003	135	165	30	0.0218	Main Gil
GVR03-406	2003	185	215	30	0.0311	Main Gil
GVR03-407	2003	35	110	75	0.0369	Main Gil
including
GVR03-407	2003	100	105	5	0.127	Main Gil
GVR03-408	2003	30	80	50	0.023	Main Gil
GVR03-410	2003	70	80	10	0.1	Main Gil
GVRO3-411	2003	210	245	35	0.085	Main Gil
including
GVRO3-411	2003	220	225	5	0.374	Main Gil
GVRO3-412	2003	60	105	45	0.038	Main Gil
GVRO3-413	2003	30	100	70	0.027	Main Gil
GVRO3-414	2003	45	85	40	0.024	Main Gil
GVRO3-416	2003	0	35	35	0.047	Main Gil
GVRO3-417	2003	0	20	20	0.039	Main Gil
GVRO3-420	2003	170	190	20	0.077	Main Gil
GVRO3-421	2003	65	90	25	0.058	Main Gil
GVRO3-421	2003	150	160	10	0.118	Main Gil
GVRO3-421	2003	335	355	20	0.024	Main Gil
GVRO3-422	2003	75	95	20	0.035	Main Gil
GVRO3-423	2003	70	75	5	0.056	Main Gil
GVRO3-424	2003	15	120	105	0.050	Main Gil
including
GVRO3-424	2003	50	65	15	0.156	Main Gil
GVRO3-426	2003	145	195	50	0.02459	Main Gil
GVR03-427	2003	10	15	5	0.097	Main Gil
GVR03-427	2003	25	50	25	0.015	Main Gil
GVR03-427	2003	65	90	25	0.034	Main Gil
GVR03-428	2003	375	400	25	0.119	Main Gil
including

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR03-428	2003	375	380	5	0.230	Main Gil
and including
GVR03-428	2003	395	400	5	0.352	Main Gil
GVR03-433	2003	10	55	45	0.0812	Main Gil
including
GVR03-433	2003	10	30	20	0.149	Main Gil
GVR03-434	2003	40	75	35	0.036	Main Gil
GVR03-434	2003	95	100	5	0.135	Main Gil
GVR03-434	2003	135	140	5	0.163	Main Gil
GVR03-436	2003	105	115	10	0.0367	Main Gil
GVR03-436	2003	190	200	10	0.0242	Main Gil
GVR03-437	2003	0	45	45	0.014	Main Gil
GVR03-438	2003	60	80	20	0.120	Main Gil
GVR03-438	2003	190	230	40	0.083	Main Gil
GVR03-441	2003	5	40	35	0.081	Main Gil
GVR03-442	2003	50	105	55	0.029	Main Gil
GVR03-444	2003	65	70	5	0.116	Mid-Gil
GVR03-446	2003	0	5	5	0.097	Mid-Gil
GVR03-447	2003	45	80	35	0.105	Mid-Gil
GVR03-448	2003	15	65	50	0.022	Mid-Gil
GVR03-449	2003	40	75	35	0.024	Mid-Gil
GVR03-450	2003	40	50	10	0.042	Mid-Gil
GVR03-451	2003	70	145	75	0.028	Main Gil
GVR03-454	2003	365	450	85	0.043	Main Gil
GVC03-460	2003	15	20	5	0.17	Main Gil
GVC03-460	2003	60	100	40	0.047	Main Gil
GVC03-460	2003	260	290	30	0.039	Main Gil
GVC03-461	2003	225	290	65	0.023	Main Gil
GVC03-461	2003	335	340	5	0.249	Main Gil
GVC03-463	2003	20	35	15	0.055	Main Gil
GVC03-464	2003	90	130	40	0.149	Main Gil
including
GVC03-464	2003	120	125	5	0.612	Main Gil
GVC03-465	2003	5	80	75	0.027	Main Gil
GVC03-465	2003	225	250	25	0.194	Main Gil
including
GVC03-465	2003	235	250	15	0.276	Main Gil
GVC03-465	2003	290	395	105	0.170	Main Gil
including
GVC03-465	2003	315	320	5	1.180	Main Gil
and including
GVC03-465	2003	355	360	5	0.918	Main Gil
GVR03-466	2003	365	370	5	0.020	Gil West
GVR04-467	2004	30	65	35	0.102	Sourdough Ridge
GVR04-468	2004	0	55	55	0.053	Sourdough Ridge
including
GVR04-468	2004	35	40	5	0.426	Sourdough Ridge

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

		From	To	Interval	Grade/Results
Gil Hole #	Year	(feet)	(feet)	(feet)	oz/ton Au	Exploration Area
GVR04-469	2004	15	55	40	0.017	Sourdough Ridge
GVR04-470	2004	60	90	30	0.056	Sourdough Ridge
GVR04-471	2004	95	100	5	0.067	Sourdough Ridge
GVR04-471	2004	140	145	5	0.059	Sourdough Ridge
GVR04-472	2004	100	125	25	0.024	Sourdough Ridge
GVR04-474	2004	20	50	30	0.021	Sourdough Ridge
GVR04-475	2004	20	40	20	0.012	Sourdough Ridge
GVR04-476	2004	35	55	20	0.033	Sourdough Ridge
GVR04-476	2004	85	115	30	0.042	Sourdough Ridge
GVR04-476	2004	210	220	10	0.032	Sourdough Ridge
GVR04-476	2004	235	240	5	0.121	Sourdough Ridge
GVR04-476	2004	280	300	20	0.021	Sourdough Ridge
GVR04-479	2004	35	40	5	0.146	Sourdough Ridge
GVR04-479	2004	125	140	15	0.017	Sourdough Ridge
GVR04-479	2004	290	300	10	0.024	Sourdough Ridge
GVR04-480	2004	120	130	10	0.016	Main Gil Area
GVR04-481	2004	15	35	20	0.047	Main Gil Area
GVR04-481	2004	100	120	20	0.015	Main Gil Area
GVR04-483	2004	20	50	30	0.02	Main Gil Area
GVR04-483	2004	120	130	10	0.017	Main Gil Area
GVR04-484	2004	15	35	20	0.275	Main Gil Area
including
GVR04-484	2004	15	20	5	0.62	Main Gil Area
and including
GVR04-484	2004	25	30	5	0.36	Main Gil Area
GVR04-485	2004	180	190	10	0.076	Main Gil Area
including
GVR04-485	2004	180	185	5	0.13	Main Gil Area
GVR04-486	2004	50	80	30	0.0203	Main Gil Area
GVR04-486	2004	100	130	30	0.0127	Main Gil Area

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Miles
0
2
N
S
E
W
Fort Knox Mine
Gil
Sourdough Ridge
All Gold Ridge
Too Much Gold
Western Intrusive
GIL CLAIMS

FIGURE 2: Land status and prospect location map for the Gil project, Fairbanks District, Alaska. Teryl claims in red outline, Linux - Teryl Fish Creek claims in blue outline. Land status from E. Hansen, 2005 modified by Avalon Development, 2005.

Legend
Tertiary Basalt
Mid-Cretaceous (86-93 Ma) intrusions
Ec Chatanika Terrane (eclogite)
Pm Muskox Sequence
Pc Fairbanks Schist / Cleary Sequence
Amphibole schist (metabasite)
Pz Birch Hill Sequence
X = gold occurrence
S = skarn
R = Replacement
Ec
Dolphin: 1.0 M oz
True North: 2 M oz
Pedro Dome
Frederich
Old Glory
1 kb
Pc
Fort Knox:7.5 M oz
Gil 0.4 Moz
1.4 kb
Gilmore Dome
Pc
Pm
Pz
Ester Dome
Ryan Lode:2.4 M oz
0.70 kb
Pc
Pz
Pc
N
3 km
Fairbanks
Chena River

FIGURE 3: General geology of the Fairbanks Mining District, Alaska. Main Gil area on the Gil property is shown for reference. Geology from Newberry, and others, 1996, modified by Avalon Development, 2005.

Hg
Sb
Golden Horn
Donlin Creek
Money Knob
Hg and Meteoric Water(?)
No Hg or Meteoric Water
Southwest AK
Kuskokwim Gp.
Interior AK
K & Pz Seds.
Vinasale Mountain
Elephant Mountain
Depth (kilometers)
1
2
3
4
5
6
Table Mountain
Liberty Bell
Ryan Lode, Richardson, Shotgun
True North
Cheechako
Dolphin
Cleary Hill
Hi Yu
As, Sb, Cu, Ag, Pb, Zn
Gil
Fairbanks W-Skarn
Interior Alaska:
Yukon-Tanana Terrane
Fort Knox, Dublin Gulch
Pogo
Rob
As, Bi, Pb, Te, Sn, W, Pb, Mo,
Filename: NOME-AK-XSEC1.CDR
Metamorphic rocks
Carbonaceous Host
~90 Ma calc-alkaline intrusions
90 and 70 Ma alkalic-calcic intrusions
Sedimentary Rocks
Carbonate Host
Breccia
Stockwork Veins, "Greisen"
Skarns
Shears/Veins/ massive sulfides

FIGURE 4: Schematic cross-section through a mid-Cretaceous intrusive complex in the Tintina Gold Belt, Alaska showing possible depth of significant Interior Alaska and Yukon prospects. Data from McCoy, 1997 modified by Avalon Development, 2005.

North Gil Pit
Main Gil Pit
Stepovich Claims
Sourdough Ridge
Au Values (ppb)
1,000 to 100,000
300 to 1,000
100 to 300
50 to 100
5 to 50
0 to 5
Geologic Map
of the
Main Gil, North Gil and Sourdough Ridge Areas
NORTH
Scale
1000 Feet
Undifferentiated Metamorphics Rocks
Quartz White Mica Schist
White Mica Schist with Inter-layered Felsic Schist
Actinolite -White Mica Schist
Calc-Silicate
Inter-layered Amphobolite and Calc-Silicate
Marble
Diorite

FIGURE 5: General geology and soil geochemistry from the Gil project, Fairbanks Mining District, Alaska. Data from Kinross Gold, 2005, modified by Avalon Development, 2005.

North Gil Pit
Stepovich Claims
Sourdough Ridge
Main Gil Pit
Geologic Map of the Main Gil Area
RC Drill Hole Locations
Core Drill Hole Locations
Scale
NORTH
500 Feet
Undifferentiated Metamorphics Rocks
Quartz White Mica Schist
White Mica Schist with Inter-layered Felsic Schist
Actinolite -White Mica Schist
Calc-Silicate
Inter-layered Amphobolite and Calc-Silicate
Marble
Diorite

FIGURE 6: General geology and drill holes on the Gil project, Fairbanks Mining District, Alaska. Data from Kinross Gold, 2005, modified by Avalon Development, 2005.

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
Arctic Circle
NORTHWEST TERRITORIES
RUSSIA
RUSSIA
ALASKA
Anarraaq
Red Dog
Nolan Creek
Bornite
CANADA
Anadyr
Cleary Hill
Dolphin
Fort Knox
True North
Gil
Napoleon
YUKON TERRITORY
Mt. Distin
Dime Cr.
Pogo
Brewery Cr.
Dublin Gulch
Rock Creek
Big Hurrah
West Ridge
Liberty Bell
Fairbanks
Dawson
Nome
Kaiyah
Usibelli
Nikolai
Road Metal
RUSSIA
UNITED STATES
Illinois Cr.
Nixon Fork
White Gold
Whitehorse
Flat
BRITISH COLUMBIA
Donlin Cr.
Anchorage
Tonsina
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
Shotgun
Pebble
BERING SEA
GULF OF ALASKA
Union Bay
Goodnews Bay
Salt Chuck
Kodiak
GIL PROJECT
PACIFIC OCEAN

FIGURE 1: Location map for the Gil project, Fairbanks quadrangle, Alaska. Prospect location data from Avalon Dev., 2005.